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FILE NO. 1-3431
REGULATION BW
RULE 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues
of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated: October 9, 2008

        The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

  Items 1-6.    Not yet known. This information will be included in the prospectus for a particular issue.

  Item 7.    Exhibit

    Exhibit A:    Information Statement dated September 25, 2008.

Information Statement

International Bank for Reconstruction

and Development

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements—Note A and (2) all information is given as of June 30, 2008.

AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD's main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Capital Markets Department, tel: (202) 477-2880, or to IBRD's Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD's Investor Relations website at http://www.worldbank.org/debtsecurities/. Other documents and information on IBRD's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental information statement issued after the date hereof will refer to this Information Statement for a description of IBRD and its financial condition, until a subsequent information statement is filed.

September 25, 2008

 SUMMARY INFORMATION
As of June 30, 2008, unless otherwise indicated

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. As a global development cooperative owned by 185 member countries, IBRD's purpose is to work with its borrowing members so they can achieve equitable and sustainable economic growth in their national economies and find effective solutions to pressing regional and global problems in economic development and environmental sustainability, all with a view to overcoming poverty and improving standards of living. It pursues this goal primarily by providing financing, risk management products, and other financial services, access to experts and a pool of knowledge in development-related disciplines, so that borrowing members can pool, administer and prioritize resources they dedicate to development-related objectives. The five largest of IBRD's 185 shareholders are the United States (with 16.4% of the total voting power), Japan (7.9%), Germany (4.5%), France (4.3%) and the United Kingdom (4.3%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, IBRD has earned profits in every year since 1948 on an operating basis. For the fiscal year ended June 30, 2008, operating income was $2,271 million, representing a net return on average earning assets of 1.87%. For management purposes, IBRD prepares current value financial statements. These statements present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. On a current value basis, net income for the year ended June 30, 2008, was $1,135 million, representing a net return on average earning assets of 0.92%.

Equity and Borrowings

Equity.    IBRD's shareholders have subscribed to $189.8 billion of capital, $11.5 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD's obligations for borrowings or guarantees; it may not be used for making loans. IBRD's equity also included $29.3 billion of retained earnings. The equity-to-loans ratio was 37.62% on a reported basis. On a current value basis, the equity-to-loans ratio was 36.71%.

Borrowings.    IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. IBRD's outstanding borrowings of $87.7 billion as of June 30, 2008, before swaps, were denominated in 19 currencies or currency units and included $8.3 billion of short-term borrowings.

Assets

Loans.    Most of IBRD's assets are loans outstanding, which totaled $99.0 billion. In accordance with the Articles of Agreement, all of IBRD's loans are made to, or guaranteed by, countries that are members of IBRD. IBRD's Articles also limit the total amount of loans and guarantees IBRD can extend. IBRD loans are made only to countries deemed creditworthy. Although IBRD may make new loans to members with outstanding loans, it is IBRD's practice not to reschedule interest or principal payments on its loans.

Loans in nonaccrual status totaled 0.5% of IBRD's loan portfolio and represented loans made to or guaranteed by one country. IBRD's accumulated loan loss provision was equivalent to 1.4% of its total loans outstanding at June 30, 2008.

Liquid Investments.    IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing of its market borrowings. Its liquid investments portfolio totaled $22.7 billion. IBRD's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest consecutive six months of IBRD's expected debt service obligations plus one-half of net approved loan disbursements, as projected for that year. For fiscal year 2009, the minimum amount has been set at $19 billion.

Risk Management

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also seeks to limit its interest rate risk in its loans and in its liquidity portfolio.

IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $102.8 and $96.7 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $103.3 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

Throughout the Information Statement, terms in boldface type are defined in the Glossary of Terms on page 58.

The Information Statement contains forward looking statements which may be identified by such terms as "anticipates", "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations and that are subject to risks and uncertainties beyond IBRD's control. Consequently, actual future results could differ materially from those currently anticipated.

 1. FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty in its developing member countries. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and for programs for economic reform. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's financial objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to borrowing member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis. During FY 2008, IBRD implemented a new simplified and lowered loan and guarantee pricing structure for new loans, consisting of a lower, single contractual interest spread and a front-end fee (eliminating waivers and commitment fee charges) (See Section 3, Development Activities—Contractual Terms of Loans including Tables 6 and 7 for loan pricing details).

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its equity with those of its assets. However, the reported levels of its assets, liabilities, income and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts compared to IBRD's reporting currency, the U.S. dollar. Since IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD's risk-bearing capacity.

Lending commitments to member countries in FY 2008 were $13.5 billion, reflecting an increase of $0.7 billion from the FY 2007 level of $12.8 billion.

For the purposes of this document Operating Income refers to net income before Board of Governors-approved transfers and the effect of net unrealized gains (losses) on non-trading derivatives, loans and borrowings measured at fair value per FAS 133 as amended. FY 2008 Operating Income was $2,271 million, $612 million higher than that for FY 2007 primarily due to the income impact of the positive developments in the nonaccrual loan portfolio.

The current market turmoil had no major effect on IBRD's income or its financial strength.

To increase and stabilize its operating income in future years, IBRD implemented the following financial policy changes in FY 2008:

New investment strategy:    Approval of a $3 billion Long-Term Income Portfolio (LTIP), to be funded out of IBRD's capital, and implemented over a two to three-year timeframe commencing in FY 2009. Under this strategy, IBRD will for the first time invest in equity securities. LTIP is intended to be a long-term duration multicurrency portfolio, swapped back into U.S. dollars. The composition of the portfolio will be 60% developed market public equities and 40% developed market fixed-income securities.

Equity duration extension:    A strategy to increase the duration of IBRD's equity to reduce income volatility and stabilize operating income by taking a greater exposure to long-term interest rates. This strategy is designed to reduce the sensitivity of IBRD's operating income to changes in short-term market interest rates, which has been increasing as more borrowers have chosen primarily floating rate terms since the introduction of LIBOR-based loans. The implementation of this strategy was completed by IBRD as of June 30, 2008, by entering into a number of interest rate swaps to extend the duration of equity using a 10-year ladder repricing profile.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and allocation of net income to support developmental activities.

Box 1: Selected Financial Data
As of or for the Years Ended June 30
 In millions of U.S. dollars, except ratio and return data in percentages

Lending	2008	2007	2006	2005	2004
Commitments to member countries[a]	13,468	12,829	14,135	13,611	11,045
Gross Disbursements[b]	10,490	11,055	11,883	9,722	10,109
Net Disbursements[b]	(2,129)	(6,193)	(1,741)	(5,131)	(8,408)

Reported Basis	2008	2007	2006	2005	2004
Loan Income	5,497	5,467	4,864	4,155	4,403
Release of Provision for Losses on Loans and Guarantees	684	405	724	502	665
Investment Income	1,066	1,281	1,107	627	304
Borrowing Expenses	(4,017)	(4,519)	(3,987)	(3,037)	(2,789)
Net Noninterest Expense	(959)	(975)	(968)	(927)	(887)
Operating Income	2,271	1,659	1,740	1,320	1,696
Board of Governors-Approved Transfers	(740)	(957)	(650)	(642)	(645)
Net unrealized (losses) gains on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133 as amended	(40)	(842)	(3,479)	2,511	(4,100)
Net Income (Loss)	1,491	(140)	(2,389)	3,189	(3,049)
Net Return on Average Earning Assets[c]
after the effects Board of Governors-Approved	1.87	1.34	1.34	0.96	1.18
Transfers and of FAS 133 as amended	1.23	(0.11)	(1.84)	2.32	(2.12)
Return on Equity[c]
after the effects Board of Governors-Approved	5.96	4.64	5.05	3.90	5.21
Transfers and of FAS 133 as amended	3.73	(0.37)	(6.84)	9.26	(8.88)
Equity-to-Loans Ratio	37.62	35.05	32.96	31.45	29.35
Total Assets	233,599	207,900	212,326	222,008	228,910
Loans Outstanding	99,050	97,805	103,004	104,401	109,610
Accumulated Provision for Loan Losses	(1,370)	(1,932)	(2,296)	(3,009)	(3,505)
Borrowings Outstanding[d]	87,690	87,759	95,835	101,297	108,066
Total Equity	41,548	39,796	36,474	38,588	35,463

Current Value Basis	2008	2007	2006	2005	2004
Net Income	1,135	900	640	402	484
of which current value adjustment	(495)	222	(446)	(273)	(513)
Net Return on Average Earning Assets[e]	0.92	1.49	0.98	0.74	0.76
Return on Equity[e]	2.99	5.21	3.74	3.04	3.36
Equity-to-Loans Ratio	36.71	34.47	32.44	30.83	29.07
Unrestricted Cash and Liquid Investments	23,047	22,214	24,888	26,395	31,126
Loans Outstanding	100,174	98,516	103,885	107,549	112,608
Borrowings Outstanding[d]	89,946	89,484	95,258	105,691	109,675
Total Equity	40,128	38,483	37,590	36,943	36,421

a.
Effective FY 2005 commitments include guarantee commitments and guarantee facilities.
b.
Amounts include transactions with the International Finance Corporation (IFC) and capitalized front-end fees.
c.
Before the effects of Board of Governors-approved transfers and FAS 133 as amended.
d.
Borrowings outstanding, excluding derivatives, net of premium/discount.
e.
Excludes Board of Governors-approved transfers.

On August 7, 2008, the Executive Directors approved the following from FY 2008 net income: $811 million to the General Reserve, $117 million to the Pension Reserve and $10 million to the Externally Financed Outputs Adjustment Account. In addition, the Executive Directors recommended to IBRD's Board of Governors the following transfers from FY 2008 unallocated net income: $583 million to the International Development Association (IDA) and $750 million to Surplus. Concurrently, they also recommended to IBRD's Board of Governors that they approve subsequent transfers from Surplus of $40 million and $115 million to the Kosovo Sustainable Employment Development Trust Fund and the Food Price Crisis Response Trust Fund, respectively. The Executive Directors also approved waivers of loan charges for FY 2009 for all eligible borrowers with eligible loans.

2. BASIS OF REPORTING

Financial Statement Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and referred to in this document as the "reported basis."

Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings. This standard allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD's derivative portfolio would not appropriately reflect its risk management strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative instruments are recognized immediately in earnings. In addition, in FY 2007 IBRD adopted Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments which amends certain provisions of Statement of Financial Accounting Standards No. 133. As a result, IBRD also recognizes at fair value all qualifying hybrid debt and loan instruments that would otherwise be bifurcated and valued separately.

In this document, the above Statement of Financial Accounting Standards No. 133 as amended by subsequent standards are collectively referred to as FAS 133 as amended.

Management Reporting

In implementing its risk management (interest rate and currency risk) and funding strategies, IBRD makes extensive use of derivatives. In addition, IBRD uses derivative instruments for asset/ liability management of individual positions and portfolios.

IBRD's application of FAS 133 as amended, carries all derivatives at fair value, with changes in the fair value being recognized in earnings. However, only a portion of the other financial instruments are measured at fair value, resulting in an asymmetry in the reported financial statements.

IBRD believes that a current value presentation reflects the economic value of all of its financial instruments. The current value model is based on the present value of expected cash flows. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements are non-U.S. GAAP measures and do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

Box 2: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133 as amended. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD's policies and hedging strategy achieve its risk minimization objectives.

IBRD's application of FAS 133 as amended, reports all derivatives at fair value, with changes in the fair value being recognized in earnings. However, only a portion of the other financial instruments in IBRD's portfolio (loans and borrowings) are measured at fair value. Thus an asymmetry results in the reported financial statements.

Taking the above factors into account, IBRD believes that reported income does not capture the true economic income for IBRD. Accordingly, for management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which mark both the derivatives and the underlying liabilities and assets to current value. Furthermore, IBRD bases its annual allocation and distribution decisions on reported income less the associated adjustments for derivatives as defined by FAS 133 as amended and Board of Governors-approved transfers. IBRD does not utilize reported income for any management purposes. IBRD has consistently followed this approach from FY 2000, since the introduction of FAS 133, regardless of whether the effects of that standard or its amendments by subsequent standards, increased or decreased IBRD's reported income in a given fiscal year.

Current Value Basis

The Condensed Current Value Balance Sheets in Table 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering market and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis. The prior year's Condensed Current Value Balance Sheet is presented, with a reconciliation to the reported basis, in Table 20 in Section 10. IBRD's Condensed Current Value Statement of Income is presented in Table 2. The "Adjustments to Current Value" column provides a reconciliation between net income on a reported basis and net income on a current value basis. The net unrealized mark-to-market adjustments from the investment portfolio of $99 million, and the release of provision for losses on loans and guarantees of $684 million are reversed from the reported operating income, to arrive at $1,686 million in operating income on a current value basis before the effects of unrealized gains and losses. To arrive at net income on a current value basis, the net negative Current Value adjustment of $495 million for market risk and the release of provision for losses on loans and guarantees of $684 million reflecting credit risk are added while the $40 million effect of FAS 133 as amended is reversed. The prior year's Condensed Current Value Statement of Income is presented, with reconciliation to the reported basis, in Table 21 in Section 10.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 3.

Current Value Balance Sheets

Loan Portfolio

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management's best estimates, taking into account market exchange rates and interest rates. The value of loans carried at fair value is determined based on market pricing.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the credit risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision, except for loans carried at fair value which already incorporate a credit risk assessment.

At June 30, 2008, the $1,124 million increase in IBRD's loan portfolio from the reported basis to the current value basis as shown in Table 3 ($711 million—June 30, 2007) reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would currently originate a similar loan at the reporting date. The $413 million increase in the current value adjustment from June 30, 2007 was primarily due to the increase in the current value adjustment on U.S. dollar denominated loans, consistent with the decrease in the reference market yield curve for U.S. dollar during FY 2008 as shown in Figure 11.

Investment Portfolio

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowing Portfolio

The borrowing portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected cash flows on these instruments discounted by the cost at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowing portfolio includes current value adjustments for borrowings, payable for derivatives, receivable from derivatives and the reduction in other assets due to unamortized issuance costs.

At June 30, 2008, the $1,207 million increase in IBRD's borrowing portfolio from the reported basis to the current value basis as shown in Table 3 ($998 million—June 30, 2007) reflects the average cost of the borrowing portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $209 million increase in the current value adjustment from June 30, 2007 was primarily due to the increase in the mark on U.S. dollar denominated debt, consistent with the decrease in the reference market yield curve for U.S. dollar during FY 2008 as shown in Figure 11.

Other Derivatives

The other derivatives portfolio is mainly comprised of interest rate swaps used principally to manage the interest rate characteristics of IBRD's equity, under its equity duration extension strategy. The current value represents the present value of cash flows on these instruments based on market rates.

At June 30, 2008, the $396 million increase in the other derivatives portfolio largely reflects the increase in interest rates between the trade date and the reporting date.

Table 1: Condensed Current Value Balance Sheets at June 30, 2008 and 2007

In millions of U.S. dollars

	June 30, 2008				June 30, 2007
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from Banks	$834			$834	$765
Investments	26,598			26,598	23,336
Loans Outstanding	99,050		$1,124	100,174	98,516
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(1,782)			(1,782)	(2,372)
Receivable from Derivatives
Investments	5,857			5,857	7,138
Client Operations	20,269	$2,654	(2,654)	20,269	4,778
Borrowings	76,098	1,664	(1,664)	76,098	69,507
Other	609	(51)	51	609	13
Other Assets	6,066		(288)	5,778	6,631

Total Assets	$233,599	$4,267	$(3,431)	$234,435	$208,312

Borrowings	$87,690	$2,219	$37	$89,946	$89,484
Payable for Derivatives
Investments	6,309			6,309	7,527
Client Operations	20,263	2,653	(2,653)	20,263	4,776
Borrowings	69,152	783	(783)	69,152	62,850
Other	1,007	(447)	447	1,007	38
Other Liabilities	7,630			7,630	5,154

Total Liabilities	192,051	5,208	(2,952)	194,307	169,829
Paid in Capital Stock	11,486			11,486	11,486
Retained Earnings and Other Equity	30,062	(941)	(479)	28,642	26,997

Total Equity	41,548	(941)	(479)	40,128	38,483

Total Liabilities and Equity	$233,599	$4,267	$(3,431)	$234,435	$208,312

Table 2: Condensed Current Value Statements of Income for the years ended June 30, 2008 and 2007

In millions of U.S. dollars

	FY 2008			FY 2007
	Reported Basis	Adjustments to Current Value	Current Value Comprehensive Basis	Current Value Comprehensive Basis
Income from Loans	$5,497		$5,497	$5,467
Income from Investments	1,066	$99	1,165	1,257
Other Income	300		300	264

Total Income	6,863	99	6,962	6,988

Borrowing Expenses	4,017		4,017	4,519
Administrative Expenses including contributions to Special Programs	1,258		1,258	1,237
Release of Provision for Losses on Loans and Guarantees	(684)	684
Other Expenses	1		1	2

Total Expenses	4,592	684	5,276	5,758

Operating Income	2,271	(585)	1,686	1,230
Board of Governors-Approved Transfers	(740)		(740)	(957)
Current Value Adjustments		(495)	(495)	222
Release of Provision for Losses on Loans and Guarantees-Current Value		684	684	405
Net unrealized losses on non-trading derivatives, loans and borrowings at fair value, per FAS 133 as amended[a]	(40)	40		—

Net Income (Loss)	$1,491	$(356)	$1,135	$900

a.
Net unrealized (losses) gains on derivatives in the investment trading portfolio are included in income from investments.

Table 3: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of June 30, 2008						Total Income Statement Effect
	Loans	Borrowings	Other Asset/Liability	Total	Prior Years' Effects		FY 2008	FY 2007
Current Value Adjustments on Balance Sheet due to Interest Rates	$1,124	$(1,207)[a]	$(396)	$(479)	$314	[b]	$(165)	$(68)
Unrealized Losses on Investments[c]							(99)	24
Currency Translation Adjustment[d]	2,811	(2,225)	203	789			789	266
Pension Adjustment[e]							(1,020)	—

Total Current Value Adjustments							$(495)	$222

a.
Amount is net of the current value adjustments for derivatives, and unamortized issuance costs.
b.
Includes $116 million representing a one-time cumulative effect of recording the adoption, on July 1, 2000, of the current value basis of accounting.
c.
Unrealized gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.
d.
The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net Income for purposes of current value reporting.
e.
The pension adjustment primarily reflects the difference between the actual and expected return on plan assets, which as prescribed by Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit, Pension and Postretirement Plans (FAS 158), has been recognized in IBRD's Statement of Comprehensive Income.

Current Value Statements of Income

Net income on a current value basis in FY 2008 was $1,135 million, an increase of $235 million compared to FY 2007 attributed primarily to lower borrowing expenses, lower Board of Governors-approved transfers, and a higher release of provision for losses on loans and guarantees, partially offset by a net negative current value adjustment.

Borrowing Expenses

Borrowing expenses decreased by $502 million in FY 2008 compared to FY 2007 primarily due to the lower average borrowing cost rate (see Figure 10) coupled with the lower average balance of the borrowings portfolio and higher buyback gains. With approximately two-thirds of borrowings based on short-term U.S. dollar interest rates, the decrease in U.S. dollar six-month LIBOR in FY 2008 resulted in lower borrowing costs.

Provision for Losses on Loans and Guarantees

During FY 2008, there was a $684 million release of provision for losses on loans and guarantees compared to a release of $405 million during FY 2007, reflecting an increase in income of $279 million over FY 2007. The release of provision in FY 2008 primarily reflects the impact of developments in the nonaccrual portfolio while that in FY 2007 primarily reflects the impact of a combination of changes in the credit quality of the loan portfolio, changes in the volume of loans and guarantees outstanding, net of translation adjustments, and the annual update of the expected default frequencies (probabilities of default to IBRD).

Board of Governors-Approved Transfers

The Board of Governors-approved transfers were lower by $217 million during FY 2008 compared to FY 2007. This was due primarily to the exceptional additional one-time transfer to IDA of $300 million in FY 2007.

Income from Investments

Income from investments decreased by $92 million due mainly to lower average short-term interest rates in FY 2008 compared to FY 2007 (see Figure 10). IBRD primarily holds short-term U.S. dollar fixed income investments and other assets hedged into U.S. dollars with an average duration of less than three months.

Income from Loans

Income from loans increased by $30 million in FY 2008 compared to FY 2007. The clearance of all overdue interest and charges by Liberia and Cote d'Ivoire resulted in a $269 million increase in income from loans. Of this amount, $251 million represented income which would have been recognized in previous fiscal years had these borrowers been in accrual status. This was partially offset by a $242 million decrease in income from loans associated with the lower average balance and lower average loan rates in FY 2008 (see Figure 10).

Current Value Adjustments

On December 13, 2007, the Executive Directors approved the extension of the duration of IBRD's equity with the objective of reducing the interest rate sensitivity of its operating income. As of June 30, 2008, IBRD had implemented the strategy by entering into a number of interest rate swaps to extend the duration of equity with notional value totaling $35 billion, using a 10-year ladder repricing profile. The mark-to-market adjustment of $459 million as of June 30, 2008 associated with lengthening the duration of IBRD's equity is reflected as part of the adjustment to equity under current value reporting. IBRD's risk management strategy of maintaining its risk bearing capacity by matching the currency composition of its equity to that of its loans remains unchanged.

The current value adjustment due to interest rate changes resulted in a decrease in net income of $165 million in FY 2008 (decrease of $68 million in FY 2007) as shown in Table 3. The significant appreciation of the euro and the Japanese yen against the U.S. dollar in FY 2008 resulted in a net positive currency translation adjustment of $789 million (net positive $266 million in FY 2007). The overall effect on the Statement of Income was a net negative current value adjustment of $495 million in FY 2008, including a $1,020 million pension adjustment arising from the application of FAS 158, compared to net positive current value adjustment of $222 million in FY 2007.

Impact of changes due to interest rates

The current value adjustment effect on the Statement of Income of negative $165 million in FY 2008 was due primarily due to the increase in the current value adjustment on the borrowings portfolio ($209 million) and other assets and liabilities ($369 million), partially offset by the increase in the current value adjustment on the loan portfolio ($413 million). These adjustments have been explained under the Current Value Balance Sheet Section. Conversely, in FY 2007, IBRD's net income on a current value basis included a net negative current adjustment of $68 million, due to the decrease in the current value mark on the loan portfolio associated primarily with the increase in the euro and Japanese yen reference market yield curves, partially offset by the decrease in the current value mark on the borrowing portfolio.

Impact of changes due to currency translation

The current value adjustment from currency translation adjustments of positive $789 million was due to the appreciation of the euro (16.9%) and Japanese yen (13.6%) against the U.S. dollar in FY 2008. Table 4 provides a summary of currency translation adjustments by portfolio. The loan portfolio contributed positive $2,811 million towards this increase. The euro and the Japanese yen accounted for approximately 19% and 3% of the total loan portfolio, and 96% of total non-U.S. dollar denominated loans at June 30, 2008. The borrowing portfolio accounted for negative $2,225 million. The euro and the Japanese yen accounted for approximately 15% and 3% of the total borrowing portfolio, and 96% of total non-U.S. dollar denominated borrowings at June 30, 2008.

Table 4: Summary of Currency Translation Adjustments

In millions of U.S. dollars

	2008	2007
Loans	$2,811	$892
Borrowings	(2,225)	(636)
Net Other Assets and Liabilities	203	10

Total	$789	$266

In comparison, during FY 2007 the impact of exchange rate changes on IBRD's net assets resulted in a positive translation adjustment of $266 million due to the appreciation of the euro (7.0%), partially offset by the depreciation of the Japanese yen (5.1%) against the U.S. dollar.

3. DEVELOPMENT ACTIVITIES

IBRD offers loans, derivatives, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

Over the last five years, IBRD has experienced a decrease in its outstanding loans portfolio, principally due to higher prepayments. In order to improve the benefits of its loans to borrowers, during FY 2008, IBRD implemented a new simplified and lowered loan and guarantee pricing structure for new loans, consisting of a lower, single contractual interest spread and a front-end fee (eliminating waivers and commitment fee charges), along with simplifications of processes, extension of available loan maturities and improved access to new risk management tools such as weather derivatives. IBRD continues to explore other mechanisms for local currency financing and is also considering innovative approaches for funding climate change and environmentally-responsible initiatives.

Loans

From its establishment through June 30, 2008, IBRD had approved loans, net of cancellations, totaling $391,104 million to borrowers in 133 countries. A summary of cumulative lending is presented in Table 5.

At June 30, 2008, the total volume of outstanding loans was $99,050 million, $1,245 million higher than the $97,805 million of outstanding loans at June 30, 2007. This increase was due to positive currency translation adjustment of $3,374 million owing to the significant appreciation of the euro and Japanese yen against the U.S. dollar in FY 2008, partially offset by negative net disbursements of $2,129 million, including $1,659 million of prepayments. Undisbursed balances at June 30, 2008 totaled $38,176 million, reflecting an increase of $2,736 million from June 30, 2007. The increase was due to new commitments and positive currency translation adjustments, partially offset by cancellations and disbursements of loans.

Table 5: Lending Status at June 30, 2008 and 2007

In millions of U.S. dollars

	2007	2008
Cumulative Approvals[a]	$391,104	$378,204
Cumulative Repayments[b]	$260,914	$248,646

a.
Net of cancellations
b.
Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of repayment by borrowers.

During FY 2008, new loans, guarantee commitments and guarantee facilities to member countries were $13,468 million ($12,829 million in FY 2007). During the five year period from FY 2004 to FY 2008, Latin America and the Caribbean region accounted for the largest share of commitments. Figure 1 presents the regional composition of commitments from FY 2004 to FY 2008.

Figure 1: Commitments including Guarantee Facilities by Region

Box 3: Lending Operations Principles

(i)
IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

(ii)
IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Investment projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness. Specific provisions apply to development policy lending financed by IBRD loans, including the treatment of the macroeconomic framework, poverty and social impact, environment, forests and other natural resources.

(iii)
In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv)
IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. However, this does not preclude lending to members who may have access to international credit markets. It is the intention of IBRD to promote private investment, not to compete with it.

(v)
The use of loan proceeds is supervised. IBRD makes arrangements intended to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency. In addition, under pilot programs approved by the Executive Directors, IBRD considers the use of borrower country procurement, and environmental and social safeguard systems in selected operations where these systems are assessed by IBRD as being equivalent to IBRD's systems and where the borrower's policies and procedures, implementation practices, track record, fiduciary and safeguard risks and capacity are considered acceptable to IBRD.

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, including participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 2008, outstanding loans and callable guarantees (net of the accumulated provision for losses on loans and guarantees) totaled $97,819 million, equal to 45% of the statutory lending limit of $217,333 million at June 30, 2008.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in Box 3. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

Lending Cycle

The process of identifying and appraising a project, and approving and disbursing a loan, often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions1, each loan must be approved by IBRD's Executive Directors.

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Executive Directors rather than to the President, evaluates the extent to which operations have met their major objectives.

Lending Instruments

IBRD lending generally falls into one of two categories: investment or development policy lending (previously referred to as adjustment lending). Investment lending is generally used to finance goods, works, and services in support of economic and social development projects in a broad range of sectors. In contrast, development policy lending is generally provided in exchange for commitments by borrowers to implement social, structural, and institutional reforms. The majority of IBRD loans are for investment projects or programs. Figure 2 shows the percentage of IBRD loans approved for development policy lending over the past seven years.

Figure 2: IBRD Lending Commitments

In FY 2008, new IBRD commitments for development policy lending accounted for 29% of total commitments (28%—FY 2007; 35%—FY 2006).

Contractual Terms of Loans

Currently Available Loan Terms

As of June 30, 2008, IBRD offers the IBRD Flexible Loan (IFL), a unified product line created in February 2008 from the consolidation of the Fixed Spread Loans (FSL) and Variable Spread Loans (VSL).

1.
For Adaptable Program Loans (APLs), the Board approves all first-phase APLs and delegates to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less approved by Management.

The main characteristics of the IFL are that it allows borrowers to customize the repayment terms to meet their debt management or project needs and it includes options to manage the currency and/or interest rate risk over the life of the loan.

IFL has the following two basic types of loan terms, each denominated in the currency or currencies chosen by the borrower provided it is a currency in which IBRD can efficiently intermediate: variable-spread terms, and fixed-spread terms. Variable- spread terms have a variable spread over LIBOR that is adjusted every six months and fixed-spread terms have a fixed spread over LIBOR that is fixed for the life of the loan.

Summarized below are the changes in the contractual terms of IBRD's loans during FY 2008:

New pricing terms

On September 27, 2007 the Executive Directors approved a new simplified and lowered pricing structure for all loans approved after that date, with borrowers signing loans between May 16, 2007 and September 27, 2007 having the option to elect to convert to the new terms. The new structure reduced the complexity of loan pricing and removed the annual uncertainty over net loan charge levels, by eliminating the system of a higher contractual loan spread, front-end fee, and commitment fee that were reduced by annually approved waivers and replacing it with a lower, single contractual interest spread and a front-end fee (eliminating waivers and commitment fee charges). However, penalty interest introduced on overdue principal replaces the previous waiver incentive to pay on time. The new pricing terms are summarized in Table 6.

Table 6: Currently Available Loan Terms

Basis Points

	IBRD Flexible Loan (IFL)
	Variable Spread Terms	Fixed Spread Terms	Special Development Policy Loans
Reference Market Rate	Six month LIBOR	Six month LIBOR	Six month LIBOR

Spread
Contractual Lending Spread[a]	30	30	400
Market Risk Premium	—	5	—
Funding Cost Margin	Weighted average spread to LIBOR of debt allocated to Variable Spread Term Loans	Projected funding spread to LIBOR	Six-month LIBOR

Charges
Front-end fee[a]	25	25	100
Late service charge on principal payments received after 30 days of due date	50	50	—

Final Maturity	30 years	30 years	5 years

a.
There are no waivers on interest and front-end fee under the new pricing terms.

Loan simplification and maturity extension

On February 12, 2008, the Executive Directors approved the creation of IFL and the extension of the maximum maturity limits of loans and guarantees up to 30 years (with an average maturity of up to 18 years), for all borrowers equally, regardless of country per capita income.

Under the IFL (and previous FSLs) borrowers selecting the fixed-spread terms may, for a fee, change the currency or interest rate basis over the life of the loan. For example, borrowers have the option to fix, unfix, or re-fix the interest rate at market rates on all or a part of the disbursed amounts for up to the remaining maturity of the loan. Borrowers selecting the variable-spread terms under the IFL, who request a risk management transaction to manage the currency and/or interest rate risk would first need to convert their loan to the fixed-spread terms.

Prior to the introduction of the IFL, repayment terms for FSLs were more flexible than for VSLs, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers had flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles could be level repayment of principal, an annuity type schedule, a single lump-sum repayment, or a customized schedule. Repayment profiles could not be changed after a loan was signed.

Interest charges on overdue payments on fixed rate loans

On July 10, 2007, IBRD's Executive Directors approved changes to the pricing policy for interest charges on overdue payments on fixed rate loans to more appropriately reflect IBRD's cost of funding the overdue amounts. Under the new policy, after the 30th day that a principal payment of a fixed rate loan is overdue, interest will be charged on the overdue principal at the variable rate applicable to FSLs (or IFLs) with similar approval dates. Previously, IBRD charged interest on overdue principal payment amounts at the original contractual rate specified in the loan contract.

Local Currency Financing

IBRD offers its borrowers products to convert or swap their IBRD loans into their domestic currencies to reduce their foreign currency exposure with respect to projects or programs that do not generate foreign currency revenues. These local currency loans carry fixed spread terms. The balance of such loans outstanding at June 30, 2008 was $369 million ($49 million—June 30, 2007).

As part of the initiative taken during FY 2005 by the Executive Directors to increase the usability of local currency paid-in capital, IBRD entered into a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. Under this agreement, IBRD would lend local currencies of its member countries, funded from paid-in capital, to IFC. These currencies would subsequently be used by IFC to finance projects in those member countries. Loan commitments under this facility are subject to consents of the respective IBRD member countries whose currency is involved. At June 30, 2008, loans outstanding equivalent to $50 million had been made under this facility.

Loans with a Deferred Drawdown Option

A Deferred Drawdown Option (DDO) for use with IBRD development policy loans gives borrowers the option of deferring the loan's disbursement for up to three years, which may be renewed for additional period of up to three years under the enhanced DDO for development loans. The recently introduced catastrophic risk DDO may be renewed up to four times. During FY 2008, the pricing of loans with a DDO was revised to reflect the simplified pricing structure of IBRD loans approved by the Executive Directors on September 27, 2007; this comprises a front-end fee of 25 basis points, payable at effectiveness, and a contractual lending spread of 30 basis points over the IBRD's cost of funding. At June 30, 2008, the loan approvals with a DDO not yet drawn down totaled $1,051 million.

Derivatives

IBRD also offers derivative products to borrowers, IDA and non-affiliated organizations as part of financial intermediation.

Borrowers:    These products respond to borrowers' needs for access to better risk management tools. These derivative products include currency and interest rate swaps, and interest rate caps and collars. IBRD passes through its market cost of the instrument to the borrower, and charges a transaction fee comparable to the fee charged on the fixed-spread loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or in individually negotiated transactions.

Affiliated Organizations:    During FY 2008, IBRD executed a number of currency forward transactions with IDA. Concurrently, IBRD entered into offsetting transactions with market counterparties. As of June 30, 2008, the balances of these transactions included in Receivable from Derivatives and Payable for Derivatives on IBRD's Balance Sheet under Client Operations totaled $13,474 million and $13,474 million, respectively.

Non-affiliated Organizations:    Since FY 2007, a number of currency swaps and interest rate swaps have been executed between IBRD and the International Finance Facility for Immunisation (IFFIm), a AAA-rated non-affiliated organization, with whom IBRD has a master derivatives agreement and a treasury management contract. Concurrently, IBRD entered into offsetting swap transactions with market counterparties. IBRD's intermediation charges to IFFIm are 1 basis point per year for interest rate swaps and 2 basis points per year for currency swaps. IBRD has applied all its normal commercial credit risk policies to these transactions. Further details on derivatives for clients are provided in the Notes to Financial Statements—Note D—Loans and Guarantees, and Note F—Derivatives for Client Operations.

Previously Available Loan Terms

In previous years, IBRD offered loans with a variety of other contractual terms including: multicurrency pool loans and fixed-rate single currency loans.

Table 7 summarizes the contractual terms for variable-rate multicurrency and single-currency pool loans, fixed-rate single-currency loans, variable spread loans and fixed spread loans.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors, and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans. Single-currency pool loans are held in U.S. dollars, Japanese yen, and euro.

The variable rate multi-currency pool and variable rate U.S. dollar pool lending rates were revised in FY 2006 to composite LIBOR + 100 basis points or the fixed rate equivalent thereof (at the borrower's choice) for borrowers that agree to certain amendments to their loan agreements. This revision was required to adjust the pool lending rates, which are rising above market rates as these products are phased out, in a manner that was not envisioned at the time that borrowers signed their loan agreements. These modified loan terms were offered from July 2006 and applied on interest rate reset dates occurring on or after January 1, 2007. Loans that were amended to these new terms are not eligible for interest waivers. At June 30, 2008, 21% of the outstanding balance of variable rate multi-currency pool and variable rate U.S. dollar had been so modified.

Any fixed-rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans.

Table 7: Previously Available Loan Terms

Basis Points

	Variable Spread Loans (1993-2008)	Fixed Spread Loans (2000-2008)	Variable rate multicurrency pool loans (1982-2001)	Variable rate single currency pool loans[a] (1996-1998)	Fixed rate single currency Loans[b] (1995-1999)
Cost Base	Six month LIBOR	Six month LIBOR	Weighted average cost of allocated debt	Weighted average cost of allocated debt	LIBOR

Spread
Contractual Lending Spread	30[c]	30[c]		—	—
	75 (post-98 loans) 50 (pre-98 loans)	75 —	75 (post-98 loans)[d] 50 (pre-98 loans)[d]	50[d]	75 (post-98 loans) 50 (pre-98 loans)
Market Risk Premium	—	5[e]	—	—	0-10
Funding Cost Margin	Weighted average spread to LIBOR of debt allocated to VSLs	Projected funding spread to LIBOR	—	—	IBRD's funding spread to LIBOR

Charges
Commitment charge on undisbursed balances	75	75[f]	75	75	75
Front-end fee on effective loans	100 (post-98 loans)	100	100 (post-98 loans)	—	100 (post-98 loans)

Eligible for Waivers[g]
Interest	Yes	Yes	Yes	Yes	Yes
Commitment	Yes	Yes	Yes	Yes	Yes
Front-end fee	Yes	Yes	No	No	No

Final Maturity	15-20 years	15-25 years	15-20 years	based on original loan agreement	12-20 years

Grace period	3-5 years	3-8 years	3-5 years	based on original loan agreement	3 years

a.
Converted from variable-rate multicurrency pool loans.
b.
Cost base and spread are fixed on rate-fixing date for amounts disbursed during the preceding six months.
c.
Apply to loans signed between May 16, 2007 and February 12, 2008 under the new loan pricing terms. Those loans had a contractual interest spread of 30 basis points, a front-end fee of 25 basis points and no commitment charge.
d.
The modified loan terms offered are composite LIBOR + 100 basis points or fixed rate equivalent thereof and are not eligible for interest waivers.
e.
The market risk premium compensates IBRD for additional funding risk associated with this product.
f.
The commitment charge is 85 basis points for the first four years and 75 basis points thereafter for loans signed on or before July 19, 2006, to compensate IBRD for additional funding and refinancing risk associated with this product. All loans which are signed on or after July 20, 2006 have a flat commitment charge of 75 basis points.
g.
Waivers of a portion of charges and interest are determined annually, see Table 8 for details. These apply to loans signed before May 16, 2007 or which were signed between May 16, 2007 and September 27, 2007 and not amended for the new pricing terms approved on September 27, 2007.

Figure 3: Loan Portfolio by Loan Terms

In millions of U.S. dollars

a.
Includes fixed-rate single currency loans for which the rate had not been fixed at fiscal year-end.
b.
Includes loans issued prior to 1980, loans to IFC, and currency pool loans and U.S. dollar single currency pool loans converted to fixed rate equivalent to composite LIBOR + 100 basis points.
c.
Includes loans with non-standard terms.

Figure 3 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements—Note D—Loans and Guarantees.

Waivers

Waivers of a portion of charges and interest owed by all eligible borrowers are determined annually and have been in effect since FY 1992. In addition to loans signed before May 16, 2007, loans signed between May 16, 2007 and September 27, 2007, for which the borrowers elected not to convert to the new terms effective September 27, 2007, are also eligible for waivers. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect since FY 1990. All borrowers receive the commitment charge waiver on their eligible loans.

Table 8 presents a breakdown of IBRD's loan charge waivers. Further details on the Notes to Financial Statements—Note D—Loans and Guarantees.

Table 8: Loan Charge Waivers

Basis points

	Interest Period Commencing
	FY 2008	FY 2007
Commitment charge waivers	50	50
Interest waivers[a]
Pre-98 loans	5	5
Post-98 loans	25	25
Average eligibility	99.7%	99.6%
Front-end fee waivers	100	100

a.
On loans to eligible borrowers.

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. These guarantees can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans.

IBRD guarantees can be customized to suit varying country and project circumstances, and may be provided directly or via facilities. They can be targeted to mitigate specific risks or generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

Each guarantee requires the counter-guarantee of the member government. IBRD prices guarantees consistent with the way it prices its loans.

IBRD generally provides the following types of guarantees:

Partial risk guarantees:    These cover debt-service defaults on a loan that result from non-performance of government obligations.

Partial credit guarantees:    These are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its agencies.

Policy-based guarantees:    When partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD development policy lending is a necessary condition for eligibility for policy-based guarantees.

Enclave guarantees:    These partial risk guarantees are offered in exceptional cases for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees. The commitment of enclave guarantees is limited to an aggregate guaranteed amount of $300 million. As of June 30, 2008 commitments made under enclave guarantees were $30 million.

IBRD's exposure at June 30, 2008 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in Table 9. For additional information see the Notes to Financial Statements—Note D—Loans and Guarantees.

Table 9: Guarantee Exposure

In millions of U.S. dollars
	FY 2008	FY 2007	FY 2006
Partial risk[a]	$274	$270	$248
Partial credit	444	538	523
Policy based	49	79	154

Total	$767	$887	$925

a.
Includes enclave guarantees totaling $19 million.

Grants

IBRD also supports development activities by making grants to various recipients through the Development Grant Facility and through Board of Governors-approved transfers.

Other Activities

In addition to its financial operations, IBRD is also involved in the following other activities:

Consultation:    IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

Research and Training:    To assist its developing member countries, IBRD-through the World Bank Institute and its partners-provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

Trust Fund Administration:    IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements—Note K—Management of External Funds.

Investment Management:    IBRD offers investment management services to several types of external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. These managed funds are not included in the assets of IBRD. See the Notes to Financial Statements—Note K—Management of External Funds.

Externally Financed Outputs (EFOs):    During FY 2008, IBRD introduced a product through which donors may contribute to IBRD outputs. Contributions received must be utilized for the purposes specified by the donors and are therefore considered restricted until applied by IBRD for the donor-specified purposes.

4. LIQUIDITY MANAGEMENT

IBRD's liquid assets are held principally in highly-rated fixed income securities. These securities include obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps (including currency forward contracts), asset-backed (including mortgage-backed) securities, and futures, options and swaptions contracts.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

As one component of liquidity management, IBRD maintained a $1 billion line of credit as of June 30, 2008, with an independent financial institution. The terms of this facility provided for a usage fee on any outstanding balance at the rate of 0.15% per annum and fluctuating interest per annum on the overnight borrowings calculated at 200 basis points above the Federal Funds Rate. This facility was used to cover any overnight overdrafts that may have occurred due to failed trades. In addition, an intra-day overdraft facility of $1 billion used for covering daily trade activities was maintained by IBRD as of June 30, 2008 with another independent financial institution. The terms of this facility provided for a basic annual overdraft usage fee of $0.3 million and a daily overnight borrowing fee calculated at the rate of 12.5 basis points per annum above the provider's monthly average daily effective Federal Funds Rate. Both these facilities were jointly held with IDA and the Multilateral Investment Guarantee Agency (MIGA) which are affiliated organizations. For further details about these facilities, see the Notes to Financial Statements—Note E—Borrowings.

The primary objective for IBRD in the management of liquid assets is to protect the principal amount of these investments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules including providing criteria for eligible instruments for investment, establishing risk parameters relative to benchmarks, such as an overall stop-loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as establishing clear lines of responsibility for risk monitoring and compliance.

Under IBRD's liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. That minimum is equal to the highest consecutive six months of expected debt service obligations plus one-half of approved net loan disbursements (if positive) as projected for the relevant fiscal year. The FY 2009 prudential minimum liquidity level has been set at $19 billion, an increase of $3 billion from that set for FY 2008. This increase primarily reflects the upcoming maturities of a relatively large volume of borrowings in FY 2009. In general, the size of the liquid asset portfolio should not exceed 150% of the prudential minimum liquidity level. From time to time, IBRD may however hold liquid assets over the specified maximum level to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. Investment of up to 20% of the stable portfolio may be contracted out to external managers. Separate investment guidelines which conform to IBRD's overall Investment Guidelines are provided to each external manager.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

The discretionary portfolio, when used, provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities.

Figure 4 represents IBRD's liquid asset portfolio size and structure at the end of FY 2008 and FY 2007, excluding investment assets associated with certain other postemployment benefits. Effective November 30, 2007, the Operational and Discretionary portfolios were combined, resulting in transfers of holdings from the Discretionary portfolio into the Operational portfolio.

Figure 4: Liquid Asset Portfolio Composition

In millions of U.S. dollars

At June 30, 2008, the aggregate size of the IBRD liquid asset portfolio was $22,740 million, reflecting an increase of $782 million from June 30, 2007.

IBRD's liquid asset portfolio is largely composed of assets denominated in and hedged into U.S. dollars with net exposure to short-term interest rates. The debt funding these liquid assets also shares similar currency and duration profiles. This is a direct consequence of IBRD's exchange rate and interest rate risk management policies (see Section 6—Financial Risk Management), combined with appropriate investment benchmarks. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding costs (see Section 8—Results of Operations).

The returns and average balances of the liquid asset portfolio in FY 2008 compared to FY 2007 are presented in Table 10. These returns exclude investment assets funding certain other postemployment benefits.

The lower returns in FY 2008 were due mainly to lower average short-term interest rates in FY 2008 compared to FY 2007 (see Figure 10).

IBRD enters into derivative transactions to manage its investment portfolio. The main purposes of these derivative instruments are to enhance the return, and manage the overall duration, of the portfolio.

Table 10: Liquid Asset Portfolio Returns and Average Balances

In millions of U.S. dollars
	Average Balances		Financial Return (%)
	FY 2008	FY 2007	FY 2008		FY 2007
IBRD Overall Portfolio	$22,635	$22,256	4.15		5.24
Stable	16,385	15,939	4.19		5.39
Operational	4,462	3,190	3.55		4.35
Discretionary	1,788	3,127	5.36	[a]	5.34

a.
Effective November 30, 2007, the holdings in the Discretionary portfolio were transferred into the Operational portfolio. The FY2008 return for the Discretionary portfolio is therefore a short period return that is annualized.

Contractual Obligations

In the normal course of business, IBRD enters into various contractual obligations that may require future cash payments. Table 11 summarizes IBRD's significant contractual cash obligations, by remaining maturity, at June 30, 2008. Debt includes all borrowings excluding derivatives, but does not include any adjustment for unamortized premiums, discounts or effects of applying FAS 133 as amended (additional information can be found in the Notes to Financial Statements—Note E—Borrowings). Operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and MIGA in accordance with cost sharing and service arrangements (additional information can be found in the Notes to Financial Statements—Note J—Administrative Expenses, Contributions to Special Programs, and Other Income).

Excluded from Table 11 are a number of obligations to be settled in cash. These obligations are presented in IBRD's balance sheet and include undisbursed loans; short-term borrowings; payable for currency and interest rate swaps; payable for investment securities purchased, and payable for transfers approved by the Board of Governors.

Table 11: Contractual Cash Obligations

In millions of U.S. dollars
	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Debt-principal only	$90,980	$25,573	$22,139	$6,865	$36,403
Operating leases	442	46	72	41	283
Contractual purchases and capital expenditures	67	53	14	—	—
Other long-term liabilities	439	99	82	87	171

Total	$91,928	$25,771	$22,307	$6,993	$36,857

5. FUNDING RESOURCES

Equity

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2008, was $41,548 million compared to $39,796 million at June 30, 2007. The $1,752 million increase from FY 2007 primarily reflects the net income for the year of $1,491 million.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the equity-to-loans ratio. Table 12 presents the composition of this measure at June 30, 2008 and 2007, respectively.

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and an input to the assessment of capital adequacy. On April 3, 2008, the Executive Directors approved management's proposal to create the LTIP as part of a strategy to increase IBRD's operating income going forward, to be funded by an initial $3 billion out of IBRD's capital, and implemented over a two to three-year timeframe commencing in FY 2009. The risk assets that IBRD's equity will support going forward will therefore include loans and LTIP assets. Consequently, from FY 2009, the equity-to-loans ratio indicator of IBRD's risk-bearing capacity will be refer to equity-to-loans and long-term investment assets.

On December 13, 2007, the Executive Directors approved management's proposal to extend the duration of IBRD's equity as a means of stabilizing IBRD's operating income by restoring a greater exposure to long-term interest rates. The implementation of the equity duration extension program had been completed as of June 30, 2008.

Figure 5: Equity-to-Loans Ratio

As presented in Figure 5, IBRD's equity-to-loans ratio increased during FY 2008, on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis. The increase in equity-to-loans ratio on a reported basis to 37.62% at June 30, 2008 from 35.05% at June 30, 2007 was due primarily to the increase in equity, partially offset by the increase in loans outstanding and present value of guarantees, net of relevant accumulated provisions and deferred loan income in FY 2008.

Table 12: Equity Capital

In millions of U.S. dollars
	June 30, 2008	June 30, 2007
Usable Capital
Paid-in Capital	$11,486	$11,486
Restricted Paid-in Capital	(2,443)	(2,448)
Net Payable for Maintenance of Value	853	236

Total Usable Capital	9,896	9,274
Special Reserve	293	293
General Reserve[a]	25,670	23,948
Cumulative Translation Adjustment[b]	1,029	239

Equity used in Equity-to-Loans Ratio[c]	$36,888	$33,754
Current Value Adjustments	(479)	(314)

Equity used in Equity-to-Loans Ratio—Current Value Basis	$36,409	$33,440

Loans Outstanding and Present Value of Guarantees, net of Relevant Accumulated Provisions and Deferred Loan Income	$98,053	$96,309
Current Value Loans and Guarantees Outstanding, net of Accumulated Provision for Losses on Loans and Guarantees and Deferred Loan Income	$99,177	$97,020

Equity-to-Loans Ratio—Reported Basis[b]	37.62%	35.05%
Equity-to-Loans Ratio—Current Value Basis	36.71%	34.47%

a.
The June 30, 2008 amount includes proposed transfers to the General Reserve out of FY 2008 net income.
b.
Excluding cumulative translation amounts associated with the FAS 133 as amended adjustment.
c.
Before the effects of Board of Governors-approved transfers and FAS 133 as amended.

Capital

Shareholder support for IBRD is reflected in the capital backing it has received from its members. At June 30, 2008, the authorized capital of IBRD was $190,811 million, of which $189,801 million had been subscribed. Of the subscribed capital, $11,486 million had been paid-in and $178,315 million was callable. Of the paid-in capital, $9,897 million was available for lending and $1,589 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are as follows:

Paid-in Capital

(i)
$3,223 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii)
$8,198 million of IBRD's capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent of the member whose currency is involved. In addition, these national currencies may be used by IBRD following a decision by the Board of Executive Directors to invest or lend in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. In accordance with such consents, $5,860 million of this amount was being used in IBRD's lending and investment operations at June 30, 2008.

(iii)
$65 million of IBRD's capital was converted to U.S. dollars from the currency of the subscribing members by providing U.S. dollar denominated nonnegotiable, non-interest bearing demand notes, encashable in the currency of the subscribing member. This amount may, under the terms of the note, be encashed for administrative expenses or, after all subscribed capital has been called, IBRD will have the right to encash the note to meet its obligations.

Callable Capital

(iv)
$151,841 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(v)
$26,474 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes. No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2008, $103,604 million (58.1%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for

Economic Cooperation and Development (OECD). This amount exceeded IBRD's outstanding borrowings including swaps at June 30, 2008. Table 13 sets out the capital subscriptions of those countries and the callable amounts.

Table 13: Capital Subscriptions of DAC Members of OECD Countries

In millions of U.S. dollars
Member Country[a]	Total Capital Subscription	Uncalled Portion of Subscription
United States	$31,965	$29,966
Japan	15,321	14,377
Germany	8,734	8,191
France	8,372	7,851
United Kingdom	8,372	7,832
Canada	5,404	5,069
Italy	5,404	5,069
Netherlands	4,283	4,018
Belgium	3,496	3,281
Spain	3,377	3,171
Switzerland	3,210	3,012
Australia	2,951	2,770
Sweden	1,806	1,696
Denmark	1,623	1,525
Austria	1,335	1,254
Norway	1,204	1,132
Finland	1,033	971
New Zealand	873	821
Portugal	659	620
Ireland	636	599
Greece	203	189
Luxembourg	199	190

Total	$110,460	$103,604

a.
See details regarding the capital subscriptions of all members of IBRD at June 30, 2008 in Financial Statements—Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements—Note A—Summary of Significant Accounting and Related Policies and Note B—Capital Stock, Restricted Currencies, Maintenance of Value and Membership.

Borrowings

Source of Funding

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors around the world, both through global offerings and by way of bond issues designed to meet the needs of specific markets or types of investors. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

Medium- and long-term funding raised excluding derivatives by currency for FY 2008, as compared to FY 2007, is shown in Figure 6.

Figure 6: Medium- and Long-term Funding Raised Excluding Derivatives by Currency

In millions of U.S. dollars equivalent

Funding Operations

In FY 2008, medium- and long-term debt raised directly in financial markets by IBRD amounted to $19,290 million compared to $10,712 million in FY 2007. Table 14 summarizes IBRD's funding operations for FY 2008 and FY2007.

Table 14: Funding Operations Indicators

	FY 2008	FY 2007
Total Medium- and Long-term Borrowings (USD million)	$19,290	$10,712
Average Maturity[a] (years)	2.5	3.9
Number of Transactions	770	348
Number of Currencies	19	11

a.
Average maturity to first call date.

Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding for future lending activities. IBRD determines its funding requirements based on a 3-year rolling horizon and funds one third of the projected amount in the current fiscal year. In FY2008, demand for IBRD short-dated bonds expanded considerably, as a result of investors' flight to quality and the general financial market outlook. Most of this funding had final maturities or maturities to first call between 1 and 3 years, shortening the average maturity of FY08's total borrowing portfolio and resulting in a higher volume of debt which will mature in FY 2009-10. As a result of these factors, funding in FY08 increased significantly compared to FY 2007.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or to meet other operational needs. In response to market conditions, during FY 2008, IBRD repurchased or called $5,229 million of its outstanding borrowings ($3,740 million in FY 2007).

Use of Derivatives

Generally, new funding is initially swapped into floating-rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with loan funding requirements. Figures 7a and 7b illustrate the effect of derivatives on both the interest rate structure and currency composition of the borrowing portfolio at June 30, 2008. IBRD does not enter into derivatives for speculative purposes in the borrowing portfolio.

Interest rate swaps and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. However, during FY 2008, IBRD has entered into a number of interest rate swaps as part of a strategy involving the extension of its equity duration aimed at managing the interest rate sensitivity of its operating income.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements—Note E—Borrowings.

Figure 7a: Effect of Derivatives on Interest Rate Structures on the Borrowing Portfolio—June 30, 2008

Figure 7b: Effect of Derivatives on Currency Composition on the Borrowing Portfolio—June 30, 2008

*
Denotes less than 1%

 6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operational risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

Governance Structure

A Risk Management governance structure supports Senior Management in their oversight function, particularly in the coordination of different aspects of risk management, and in connection with risks that cut across functional areas.

For financial risk management, there is a Finance Committee chaired by the Chief Financial Officer. The Finance Committee makes recommendations and, where appropriate to the topic, takes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Three Subcommittees that report to the Finance Committee are the Strategy, Performance and Risk Subcommittee, the Credit Risk Subcommittee and the Finance Initiatives Subcommittee.

The Strategy, Performance and Risk Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The Subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, investing activities, and monitoring matches between assets and their funding. In addition, the Subcommittee meets quarterly to formally review current and proposed business strategy and risk limits/policies, along with business results, and financial risk profile to facilitate alignment between business and risk management. The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees of any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios. The Finance Initiatives Subcommittee reviews the financial, organizational and implementational implications of new initiatives that may impact IBRD.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Credit Risk Department, led by the Chief Credit Officer who reports to the Chief Financial Officer. This unit is independent from IBRD's business units. Moreover, in order to further protect the independence of the unit, individual country credit risk ratings are not shared with the Executive Directors and are not made public. In addition to continuously reviewing the creditworthiness of IBRD's borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which also reports to the Chief Financial Officer and is independent from the business units responsible for managing these risks. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Finance Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowing portfolios.

The primary responsibility for the management of operational risk in IBRD's financial operations resides with each of IBRD's managers. These individuals are responsible for identifying operational risks and establishing, maintaining and monitoring appropriate internal controls in their respective areas using an operational risk management framework.

This framework requires each business unit to document operational risks and controls, assess the likelihood and impact of operational risks and evaluate the design and operating effectiveness of existing controls using guidelines established by IBRD. An independent operational risk control unit supports this process by undertaking periodic reviews, performing quality assurance testing and reporting exceptions.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, operational and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

Managing Risk-Bearing Capacity

The risk bearing capacity of IBRD is the adequacy of its capital to absorb credit shocks and still be able to lend for development purposes without the need for additional shareholder support. The Executive Directors review IBRD's risk-bearing capacity based on a variety of metrics, including a framework of stress testing and simpler measures such as the equity-to-loans ratio, to assess capital adequacy.

The risk that a significant portion of its loan portfolio may go into extended arrears is the most significant risk faced by IBRD, and almost all of IBRD's equity capital is held against this risk. Credit risk is measured in terms of both probable and unexpected losses from protracted payments arrears. Probable losses are covered by IBRD's accumulated provision for losses on loans and guarantees, and unexpected losses are covered by income-generating capacity and equity.

The framework of stress testing provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (i) absorb the income loss due to a credit shock, and (ii) generate sufficient income to support loan growth in the following years. The first requirement on the degree of shock absorption is designed to reduce the probability of having to rely on additional shareholder support (in terms of additional paid-in capital or a call on callable capital). This is intended both to protect shareholders and to support IBRD's credit standing, which reduces borrowing costs and correspondingly, lending rates for borrowers. The second requirement on loan growth reflects the view that as a development institution, IBRD needs to play a positive role in a crisis by maintaining the capacity to continue lending to assist recovery in borrowing member countries. One of the credit shock events used in the stress testing framework is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at an appropriate confidence level.

IBRD's equity supports its risk-bearing capacity for lending operations. During FY 2008, IBRD reviewed its capital adequacy in the context of its long-term developmental mission and proposed to its Executive Directors a strategic capital adequacy framework. The framework establishes a target risk coverage range for the equity-to-loans ratio of 23 to 27 percent2. In light of IBRD's current equity-to-loans ratio being comfortably above the target range, on April 3, 2008, the Executive Directors approved the implementation of a $3 billion LTIP starting in FY 2009. This program is aimed at increasing IBRD's operating income in future years by investing in developed market public equities and developed market fixed-income investments. Going forward, the strategic capital adequacy framework will be used to inform IBRD's long-term financial and strategic planning, and to evaluate alternative uses for its available capital capacity in a strategic context. From FY 2009, the risk assets that IBRD's equity will support going forward will include loans as well as LTIP assets. Consequently, from FY 2009, the equity-to-loans ratio indicator of IBRD's risk-bearing capacity refer to equity-to-loans and long-term investment assets. Similarly, IBRD's stress test has been updated to include a shock on the LTIP return in addition to a large nonaccrual shock on the loan portfolio.

IBRD strives to immunize its risk-bearing capacity from fluctuations in exchange rates by matching the currency composition of its equity capital with that of its loan portfolio. Thus the equity-to-loans ratio is also protected from exchange rate movements.

2.
The target risk coverage range considers long-term investment assets from FY 2009 onwards.

The sensitivity of IBRD's operating income to short-term interest rate movements arises primarily due to the nature of asset the equity funds. The sensitivity of IBRD's operating income to changes in market interest rates has been increasing as borrowers have chosen to borrow from IBRD primarily on floating rate terms since the introduction of LIBOR-based loans. As a result, IBRD's operating income has become more volatile and vulnerable to low short-term interest rates. Against this backdrop, on December 13, 2007, the Executive Directors approved management's proposal to extend the duration of IBRD's equity as a means of stabilizing IBRD's operating income by restoring a greater exposure to long-term interest rates. The implementation of the equity duration extension program by IBRD's entering into a number of interest rate swaps to extend the duration of equity with notional value totaling $35 billion, using a 10-year ladder repricing profile, had been completed as of June 30, 2008.

As presented in Figure 5 in Section 5, Funding Resources, IBRD's equity-to-loans ratio on both the current value and reported basis has been on an upward trend.

Credit Risk

Country Credit Risk

Country credit risk is the risk of loss due to a country not meeting its contractual obligations. IBRD's Credit Risk Department continuously reviews the credit risk of its borrowing member countries. These reviews are taken into account in determining IBRD's overall country programs and lending operations, used to estimate the appropriate level of provisions for losses on loans and guarantees, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for losses on loans and guarantees, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through an exposure limit for loans outstanding plus the present value of guarantees to a single borrowing country. Under the current guidelines, IBRD's exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. The Equitable Access Limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus. The Single Borrower Limit is established by assessing its impact on the overall portfolio risk relative to risk-bearing capacity, as measured by the level of usable equity. The Single Borrower Limit is determined by the Executive Directors each year at the time they consider the adequacy of IBRD's reserves and the allocation of its net income from the preceding fiscal year. For FY 2008, the Single Borrower Limit was $14.5 billion and the Equitable Access Limit at June 30, 2008 was $21.7 billion. As depicted in Figure 8, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $12.1 billion at June 30, 2008.

                                                  Figure 8: Top Eight Country Exposures at June 30, 2008

                                                  In billions of U.S. dollars

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

For FY 2009, the Single Borrower Limit has been set at $15.5 billion, an increase of $1 billion over the limit at June 30, 2008.

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD's Executive Directors. As of June 30, 2008 IBRD had entered into one such arrangement with China. As of this date, China had not reached the single borrower exposure limit and therefore, activation of this arrangement was not required.

Overdue and Non-performing Loans

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD's current policy however, is to exercise this option through a graduated approach as summarized in Box 4. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. For borrowers with IBRD loans who become overdue in their debt service payments on IDA credits, IBRD also applies the treatment described in Box 4.

See Notes to Financial Statements—Note D—Loans and Guarantees for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2008.

Accumulated Provision for Losses on Loans and Guarantees

IBRD maintains an accumulated provision for losses on loans and guarantees to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for losses on loans and guarantees is discussed in Section 7, Critical Accounting Policies.

IBRD's provision for losses on loans and guarantees covers probable credit losses from protracted arrears. The Credit Risk Subcommittee reviews the allowance for losses on loans and guarantees at least quarterly and, if necessary, adjustments are made to the provision. In addition, the Audit Committee is apprised by management at least twice a year on the accumulated provision for losses on loans and guarantees.

The accumulated provision for losses on both the accrual and nonaccrual loan portfolio decreased by $562 million (Table 15). This decrease comprises a release of provision for losses on loans (excluding guarantees) of $680 million partially offset by a positive translation adjustment of $118 million during FY 2008. The release of provision for losses on loans was primarily due to the developments in the nonaccrual portfolio. It also reflects the net impact of changes in the credit quality of the loan portfolio, changes in borrower eligibility, changes in the volume and distribution of loans outstanding and the annual update of the expected default frequencies (probability of default to IBRD).

Box 4: Treatment of Overdue Payments

Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board of Executive Directors for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007. Loans signed between May 16, 2007 and September 27, 2007 will also lose waiver eligibility if the borrowers elected not to convert the terms of their loans to the new pricing terms effective September 27, 2007. For loans with the new pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on overdue principal.
Overdue by 45 days
In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.
Overdue by 60 days
In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements could be made to a member country upon approval by the Executive Directors.
Overdue by more than six months
All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case by case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

Table 15: Accumulated Provision for Losses on Loans by Portfolio as a Percentage of Total Loans Outstanding

In millions of U.S. dollars
	2008			2007
	Loans outstanding	Accumulated Provision	Accumulated Provision as a Percentage of Total Loans Outstanding	Loans outstanding	Accumulated Provision	Accumulated Provision as a Percentage of Total Loans Outstanding
Accrual Portfolio	$98,586	$1,138	1.2%	$96,735	$1,085	1.1%
Nonaccrual Portfolio	464	232	0.2%	1,070	847	0.9%

Total Loans Outstanding	$99,050	$1,370	1.4%	$97,805	$1,932	2.0%

Treatment of Protracted Arrears

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. During FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro, formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in 1996. See the Notes to Financial Statements—Note A—Summary of Significant Accounting and Related Policies, for additional information.

Commercial Credit Risk

Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to reduce funding costs through its borrowing activities and to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the counterparty credit risk arising from investments, derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty.

For foreign exchange and derivative products, IBRD treats the credit risk exposure as the replacement cost. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk. Under the mark-to-market collateral arrangements, when IBRD is in a net receivable position, counterparties are required to post collateral with IBRD to mitigate its credit risk exposure to these counterparties. Collateral posted is in the form of certain approved highly liquid investment securities or cash. Where IBRD is permitted to repledge collateral received in the form of liquid investment securities in connection with swap agreements, the cash proceeds are subsequently invested in money market and other liquid financial instruments under terms substantially equivalent to those set forth in IBRD's Investment Guidelines, and are included under Investments—Trading on the Balance Sheet.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements—Note H—Credit Risk.

Table 16 provides details of IBRD's estimated credit exposure on its investments (including on its externally-managed assets totaling $1,535 million at June 30, 2008) and swaps net of collateral held, by counterparty rating category.

The increase in credit exposure reflects (i) an increase in the size of the IBRD investment program and (ii) the inclusion of investments from the proceeds of the externally-managed swap collateral management program offset by (iii) a decrease in IBRD's net swap exposure. In addition, the credit composition of the portfolio has changed due to (i) new investments in "A"-rated sovereign debt, (ii) an increase in "AA"-rated bank investments and in "AAA"-rated Asset-Backed Securities' investments, offset by (iii) a decrease in "A"-rated bank deposits. After the effects of exposure netting arrangements across multiple transactions with a single counterpart, the credit exposure from swaps increased from $6,417 million at June 30, 2007 to $7,312 million at June 30, 2008. The swap credit exposure of $7,312 million is offset by collateral of $5,828 million which results in a total net swap exposure of $1,484 million.

Table 16: Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars
	At June 30, 2008						At June 30, 2007		At June 30, 2006
	Investments
Counterparty Rating	Sovereigns	Agencies, Banks & Corporates	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total		Total Exposure on Investments and Swaps	% of Total	Total Exposure on Investments and Swaps	% of Total
AAA	$385	$7,348	$190	$7,923	30		$7,127	30	$7,321	29
AA	94	14,744	1,293	16,131	61		14,304	60	14,011	55
A	954	1,426	1	2,381	9		2,337	10	3,991	16
BBB	—	3	—	3		*	—	—	—	—
BB	—	1	—	1		*	—	—	—	—

Total	$1,433	$23,522	$1,484	$26,439	100		$23,768	100	$25,323	100

a.
Excludes exposures due to swaps executed with IBRD's clients including (i) borrowing member countries ($18 million swap exposure) and (ii) IFFIm, a AAA-rated non-affiliated organization ($150 million swap exposure).
*
Denotes less than 1%.

Market Risk

IBRD faces risks which result from market movements, primarily changes in interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

Asset/Liability Management

The objective of asset/liability management for IBRD is to ensure adequate funding for each loan product and liquid asset at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product and liquid asset in accordance with the particular requirements for that product or liquid asset and within prescribed risk parameters. The current value information is used in the asset/liability management process. Table 17 details the current value information of each loan and debt product.

Use of Derivatives

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities as well as to adjust the duration of its equity.

Table 17: Loan and Borrowing Portfolios

In millions of U.S. dollars
	At June 30, 2008			At June 30, 2007
	Carrying Value	Contractual Yield	Current Value Adjustments	Carrying Value	Contractual Yield	Current Value Adjustments
Loans[a]	$99,050	4.23%	$1,124	$97,805	5.66%	$711
Variable-Rate Multicurrency Pool Loans	7,002	6.58	726	9,339	6.01	890
Single Currency Pool Loans	4,458	6.73	189	6,644	6.35	189
Variable-Spread Loans[b]	42,768	3.43	(15)	42,075	5.50	(20)
Fixed-Rate Single Currency Loans	3,415	5.92	97	4,818	5.97	(3)
Special Development Policy Loans[c]	1,869	3.65	(1)	2,269	6.13	(2)
Fixed-Spread Loans	38,148	4.25	89	32,082	5.53	(350)
Other Fixed Rate Loans[f]	1,390	4.81	39	578	6.05	7
Borrowings Allocation (including derivatives)[d]	$83,533	3.51%	$1,207	$83,952	5.21%	$998
Variable-Rate Multicurrency Pools	6,119	7.06	1,746	6,209	6.90	1,551
Single Currency Pools	2,490	6.17	158	3,936	6.44	165
Variable-Spread	24,162	2.92	(62)	25,250	4.96	(114)
Fixed-Rate Single Currency	1,989	6.77	73	4,166	5.52	(12)
Special Development Policy	2,013	2.73	1	2,538	5.17	(3)
Fixed-Spread	22,261	3.61	(104)	18,520	4.69	(355)
Other Debt[e]	24,499	2.58	(605)	23,333	4.98	(234)

a.
Contractual yield is presented before the application of interest waivers.
b.
Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.
c.
Includes loans with non-standard terms as described in Contractual Terms of Loans.
d.
Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts, but does not include the effects of applying FAS 133.
e.
Includes amounts not yet allocated at June 30, 2008 and June 30, 2007.
f.
Includes currency pool loans and U.S. dollar single currency pool loans converted to fixed rate equivalent of composite LIBOR + 100 basis points.

Interest Rate Risk

There are two main sources of potential interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity. In addition, as the loan portfolio has shifted from pool loans to LIBOR based loans in recent years, the sensitivity of IBRD's operating income to changes in market interest rates has increased. This has caused IBRD to implement an equity duration extension strategy during FY 2008 aimed at reducing the interest rate sensitivity of its operating income going forward.

The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. At June 30, 2008, such cost pass-through loans account for 55% of the outstanding loan portfolio (59% at June 30, 2007). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread loans, pose residual interest rate risk, given the lag inherent in the lending rate calculation.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool in FY 2011 and FY 2014. The debt which funds these loans has maturities that extend beyond those of the loans. This debt overhang presents a risk of loss to IBRD because the debt carries fixed interest rates.

Over-funding of the multicurrency loan pool will reach a maximum of approximately $2.3 billion in FY 2017. Strategies for managing this risk include changing the interest rate characteristics of the over-funded portion of the debt from fixed to floating rates beyond FY 2008 through the use of forward-starting swaps. IBRD began executing these forward-starting swaps in FY 2000 and as of June 30, 2008, the overhang was within acceptable guidelines. Should the amount of debt overhang remain at the currently projected levels, IBRD does not anticipate executing additional forward-starting swaps. This is subject to there being no significant prepayments of the multicurrency loan pool that would generate further debt overhang, which may need to be swapped to floating-rate liabilities. At June 30, 2008, the accumulated cost of executing these defeasance swaps was $708 million. The cost of the debt overhang varies with interest rates and prepayments.

Interest rate risk on non-cost pass-through products, which accounted for 45% of the loan portfolio at June 30, 2008 (41% at June 30, 2007), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component affected by IBRD's equity duration extension strategy implemented during FY 2008. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow.

The interest rate risk on IBRD's liquid asset portfolio, which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates, is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Exchange Rate Risk

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD's ability to better absorb unexpected losses from arrears of loan repayments regardless of the market environment.

Figure 9 presents the currency composition of significant balance sheet components (net of swaps) at June 30, 2008 and June 30, 2007.

Figure 9: Relative Currency Composition of Significant Balance Sheet Components—Current Value Basis

At June 30, 2008

At June 30, 2007

Liquidity Risk

Liquidity risk arises from the general funding needs of IBRD's activities and in the management of its assets and liabilities. For a discussion on how liquidity is managed, refer to Section 4—Liquidity Management.

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

IBRD attempts to mitigate operational risk by maintaining a system of internal control that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates.

The operational risk management framework used by IBRD is based on the Integrated Risk Management Framework approved by the Board in January 2003 and involves the following core steps:

  •
  Key operational risks are identified annually and documented using a combination of tools including business process maps and risk and control self assessments.

  •
  Operational risks are evaluated based on likelihood of occurrence and the resulting financial impact using probability and severity parameters.

  •
  The effectiveness of controls are evaluated using a combination of processes including self assessment workshops, independent walk through tests of processes, independent compliance testing by IBRD's internal audit department, quality assurance testing by management, project reviews undertaken by the Independent Evaluation Group and annual internal representation letters from business unit managers.

  •
  The results of the work undertaken to evaluate the effectiveness of internal controls are reported to the Audit Committee through an annual report.

Internal Control Over Financial Reporting

Since FY 1997 IBRD's management has made an annual assertion that, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO. Concurrently since FY 1997, IBRD's external auditors have provided an attestation report that management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

Management has carried out an evaluation of internal control over external financial reporting for the purpose of determining if there were any changes made in internal controls during the fiscal year covered by this report, that had materially affected, or would be reasonably likely to materially affect IBRD's internal control over external financial reporting. As of June 30, 2008 no such significant changes had occurred.

Disclosure Controls and Procedures

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the Chief Financial Officer have concluded that these controls and procedures were effective as of June 30, 2008.

7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD's financial statements contain a summary of IBRD's significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

Provision for Losses on Loans and Guarantees

IBRD's accumulated provision for losses on loans and guarantees reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating. With respect to loans in the accrual portfolio, these loans are grouped according to the assigned risk rating. Each risk rating is mapped to an expected default frequency using IBRD's credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default. For loans that are carried at fair value, the credit risk assessment is incorporated in the determination of fair value.

The determination of a borrower's risk rating is based on both quantitative and qualitative analyses of various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers' creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD's total loans. The accumulated provision for losses on guarantees is included in other liabilities.

Increases or decreases in the accumulated provision for losses on loans and guarantees are reported in the Statement of Income as provision for losses on loans and guarantees.

Additional information on IBRD's provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements—Note A—Summary of Significant Accounting and Related policies and Note D—Loans, Guarantees and Derivatives for Borrowers.

Fair Value of Financial Instruments

Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, applying FAS 133 as amended, IBRD carries its investments, all derivatives, and qualifying hybrid debt and loan instruments on a fair value basis. When possible, fair values are determined by quoted market prices. If quoted market prices are not available, then fair values are based on discounted cash flow models using market estimates of cash flows and discount rates.

All the financial models used for input to IBRD's financial statements are subject to both internal and periodic external verification and review by qualified personnel. These models use market sourced inputs, such as interest rates, exchange rates and volatilities. Selection of these inputs may involve some judgement. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD's financial position as reported in the financial statements.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters, ensuring that valuation models are reviewed and validated both internally and externally, and applying its approach consistently from period to period.

Pension and Other Postretirement Benefits

IBRD participates, along with IFC and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are subsequently shared between IBRD and IDA based on an agreed cost sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, please refer to Notes to Financial Statements—Note L—Pension and Other Postretirement Benefits.

8. RESULTS OF OPERATIONS

In FY 2008, Operating Income increased by $612 million from $1,659 million in FY 2007 to $2,271 million, primarily reflecting the impact of the positive developments in the nonaccrual loan portfolio which resulted in higher other loan income and higher release of provision for losses on loans and guarantees.

Net income on a reported basis was $1,491 million in FY 2008 compared to a net loss of $140 million in FY 2007. This was primarily due to lower net unrealized losses of $40 million due to IBRD's application of FAS 133 as amended in FY 2008 compared to net unrealized losses of $842 million in FY 2007. For more details please refer to Net Unrealized Gains (Losses) on Non-trading Derivatives, Loans and Borrowings Measured at Fair Value per FAS 133 as Amended, discussed later in this section.

Interest Rate Environment

During FY 2008, short-term interest rates for the U.S. dollar were lower than those in FY 2007. Figure 10 illustrates these general trends for the six-month LIBOR U.S dollar rates. It is this short-term interest rate structure which drives IBRD's loan interest income.

Figure 10: Six-Month LIBOR Interest Rates U.S. Dollar

In contrast, the current value adjustment on the loan portfolio is based on interest rates which are dependent upon the term structure of the maturity profile of the loans. During FY 2008, there was a downward shift in these rates compared to those in FY 2007 (see Figure 11 for U.S. dollars), resulting in a positive current value adjustment to the loan portfolio.

Figure 11: IBRD's U.S. Dollar Funding Curve

Operating Income

IBRD's Operating Income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, other loan income, the increase to or release from the provision for losses on loans and guarantees, and administrative expenses. Table 18 shows a breakdown of income, net of funding costs, on a reported basis.

FY 2008 versus FY 2007

The increase of $612 million in Operating Income is explained by the following factors.

  •
  A $286 million increase in other loan income, of which $269 million is associated with Liberia's and Cote d'Ivoire's clearance of all overdue interest and charges to IBRD.

  •
  A $279 million increase in the release of provision for losses on loans and guarantees. During FY 2008, there was a $684 million release of provision for losses on loans and guarantees compared to a release of $405 million during FY 2007. The release of provision in FY 2008 primarily reflects the impact of developments in the nonaccrual portfolio while that in FY 2007 reflects the impact of a combination of changes in the creditworthiness of the loan portfolio, changes in the volume of loans and guarantees outstanding, net of translation adjustments and the annual update of the expected default frequencies (probabilities of default to IBRD).

  •
  A $59 million increase in loan interest income, net of funding costs, as a result of higher loan spreads on the debt-funded portion of the pool loans associated with interest rate reset lag in a decreasing short-term interest rate environment.

The above increases were partially offset by

  •
  A $28 million decrease in investment income, net of funding costs, mainly due to the widening of the credit spreads in global bond markets.

FY 2007 versus FY 2006

FY 2007 Operating Income was $1,659 million, compared to $1,740 million for FY 2006. The decrease in Operating Income $81 million is explained by the following factors.

  •
  A $319 million decrease in the release of provision for losses on loans and guarantees. During FY 2007, provisioning requirements were reduced by $405 million in comparison with the reduction of $724 million during FY2006. This reflects the combined impact of changes in the creditworthiness of the loan portfolio, changes in the volume and distribution of loans and guarantees outstanding, the annual update of the expected default frequencies (probability of default to IBRD) and developments in the nonaccrual portfolio. This was partially offset by;

  •
  A $269 million increase in loan interest income, net of funding costs as a result of higher returns on equity funded loans resulting from the higher average short-term interest rates.

Table 18: Net Income (Loss)

In millions of U.S. dollars
	FY 2008	FY 2007	FY 2006
Loan interest income, net of funding costs
Debt funded	$549	$415	$473
Equity funded	1,642	1,717	1,390

Net interest income	2,191	2,132	1,863
Other loan income	306	20	41
Release of Provision for losses on loans and guarantees	684	405	724
Investment income, net of funding costs	49	77	80
Net noninterest expense	(959)	(975)	(968)

Operating Income	2,271	1,659	1,740
Board of Governors—Approved Transfers	(740)	(957)	(650)
Net unrealized losses on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133 as amended	(40)	(842)	(3,479)

Net Income (Loss)—Reported Basis	$1,491	$(140)	$(2,389)

Net Interest Income

FY 2008 versus FY 2007

Loan interest income, net of funding costs, increased by $59 million due primarily to higher loan spreads on the debt-funded portion of the pool loans associated with interest rate reset lag in a decreasing short-term interest rate environment.

FY 2007 versus FY 2006

Loan interest income, net of funding costs, increased by $269 million largely due to higher returns on the equity funded component of loans resulting from the higher average short-term interest rates.

Net Noninterest Expense

The main components of net noninterest expense are presented in Table 19.

FY 2008 versus FY 2007

Net noninterest expense decreased by $16 million primarily due to a $62 million decrease in pension and other postretirement benefits and a $38 million increase in revenues and other income, partially offset by a $79 million increase in staff costs, consultants fees and contractual services.

FY 2007 versus FY 2006

Net noninterest expense increased by $6 million primarily due to a $21 million increase in contractual services and equipment and building expenses, partially offset by a decrease of $14 million in pension and other postretirement benefits.

NET UNREALIZED (LOSSES) GAINS ON NON-TRADING DERIVATIVES, LOANS AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

IBRD's application of FAS 133 as amended results in accounting for all derivatives and certain debt and loan instruments at fair value. IBRD is a net U.S. dollar variable rate payer on U.S. dollar interest rate swaps and currency swaps. IBRD is thus effectively short interest rates. During FY 2008, IBRD experienced net unrealized losses of $40 million resulting from a combination of factors with offsetting implications, namely: lower interest rates in U.S. dollar, Japanese yen and British pound but higher rates in several other currencies such as Euro, Australian dollar and South African rand; tightened credit spreads at the near-end but widened credit spreads beyond 7-years; significant weakening of the U.S dollar against other currencies, and significant change in basis spreads. During FY 2007, IBRD experienced net unrealized losses of $842 million primarily driven by marked-to-market adjustments on British pound-U.S. dollar, euro-U.S. dollar, and U.S. dollar-South African rand currency swaps associated with the rise in the yield of these currencies. These losses were partially offset by gains in U.S. dollar interest rate swaps where IBRD is a net variable-rate payer since U.S. dollar yields, particularly at the short-end declined.

Economically, increases or decreases in the values of the derivatives are generally offset by corresponding decreases or increases in the values of the related borrowings and loans to the extent that such borrowings and loans are all marked-to-market. FAS 133 as amended, requires that all derivatives and certain debt instruments be marked-to-market. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 1 and 2 and believes that these statements make fully evident the risk management strategy employed by IBRD.

Table 19: Net Noninterest Expense

In millions of U.S. dollars
	FY 2008	FY 2007	FY 2006
Gross Administrative Expenses
Staff Costs	$538	$492	$493
Operational Travel	110	101	99
Consultant Fees	116	98	102
Pension and other postretirement benefits	(12)	50	64
Contributions to Special Programs	176	171	173
Communications and IT	80	77	76
Contractual Services	83	68	61
Equipment and Buildings	138	143	129
Other Expenses	29	36	34

Total Gross Administrative Expenses	1,258	1,236	1,231
Less: Contribution to Special Programs	176	171	173

Total Net Administrative Expenses	1,082	1,065	1,058
Contribution to Special Programs	176	171	173
Service Fee Revenues	(272)	(261)	(243)
Externally Funded Outputs Income	(11)	—	—
Net Other Income	(16)	—	(20)

Total Net Noninterest Expense	$959	$975	$968

9. GOVERNANCE

General Governance

Management Changes

During FY 2008, the following changes occurred in the senior management of IBRD:

Mr. Francois Bourguignon retired as Senior Vice President and Chief Economist of IBRD effective October 22, 2007.

Ms. Ngozi Okonjo-Iweala was appointed Managing Director of IBRD effective December 1, 2007.

Ms. Ana Palacio resigned as Senior Vice President and General Counsel of IBRD effective April 15, 2008.

Mr. Justin Lin was appointed Senior Vice President and Chief Economist of IBRD effective May 31, 2008.

Board Membership

In accordance with its Articles of Agreement, members of IBRD's Executive Directors are appointed or elected by their member governments. These Executive Directors are neither officers nor staff of IBRD. The President is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board. The Executive Directors have established several Committees including:

  •
  Committee on Development Effectiveness

  •
  Audit Committee

  •
  Budget Committee

  •
  Personnel Committee

  •
  Ethics Committee

  •
  Committee on Governance and Administrative Matters

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

Audit Committee

Membership

The Audit Committee consists of eight members of the Board of Executive Directors. Membership on the Committee is determined by the Board of Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IBRD's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Some or all of the responsibilities of individual committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Executive Directors, with respect to discussions held in the Audit Committee.

Key Responsibilities

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IBRD's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY 2004.

Communications

The Audit Committee communicates regularly with the full Board through distribution of the following:

  •
  The minutes of its meetings.

  •
  Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Executive Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IBRD.

  •
  "Statement(s) of the Chairman" and statements issued by other members of the Committee.

  •
  The Annual Report to the Board of Executive Directors, which provides an overview of the main issues addressed by the Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section.

Executive Sessions

Members of the Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Executive Directors have complete access to management. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Executive Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Code of Ethics

IBRD strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, IBRD has in place a Code of Professional Ethics—Living our Values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

This Code is available in nine languages on IBRD's website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with IBRD's ethical goals. In support of its efforts on ethics, IBRD offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

  •
  The Office of Ethics and Business Conduct provides leadership, management and oversight for IBRD's ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.

  •
  The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption in IBRD-funded projects worldwide. The Department also investigates allegations of misconduct by IBRD staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in IBRD-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and IBRD staff with operational experience.

IBRD has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal control and auditing matters.

IBRD offers both the Ethics HelpLine, as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its website, as well as the postal service and telephone.

In FY 2008 IBRD adopted an enhanced policy which clarifies and codifies the rights and obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten the operations or governance of the Bank Group; encourages staff to raise concerns by strengthening protections against retaliation; and sets out detailed procedures.

Auditor Independence

In FY 2003, the Board of Executive Directors adopted a set of principles applicable to the appointment of the external auditor for IBRD. Key features of those principles include:

  •
  Prohibition of the external auditor from the provision of all non audit-related services.

  •
  All audit-related services must be pre- approved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

  •
  Mandatory rebidding of the external audit contract every five years.

  •
  Prohibition of any firm serving as external auditors for more than two consecutive five-year terms.

  •
  Mandatory rotation of the senior partner after five years.

  •
  An evaluation of the performance of the external auditor at the mid-point of the five year term.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Executive Directors. Following a mandatory rebidding of the external audit contract during FY 2008, IBRD's Executive Directors approved the appointment of KPMG as IBRD's auditors for a five-year term commencing FY 2009.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IBRD's auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

  •
  Quarterly and annual financial statement reporting.

  •
  Annual appointment of the external auditors.

  •
  Presentation of the external audit plan.

  •
  Presentation of control recommendations and discussion of the COSO attestation and report.

  •
  Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

 10. RECONCILIATION OF PRIOR YEAR CURRENT VALUE
FINANCIAL STATEMENTS TO REPORTED BASIS

IBRD's Condensed Current Value Balance Sheet at June 30, 2007 is presented, with a reconciliation to the reported basis, in Table 20 below. Similarly, IBRD's Condensed Current Value Statement of Income for the year ended June 30, 2007 is presented, with a reconciliation to the reported basis, in Table 21.

Table 20: Condensed Current Value Balance Sheet at June 30, 2007

In millions of U.S. dollars
	June 30, 2007
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustments	Current Value Basis
Due from Banks	$765			$765
Investments	23,336			23,336
Loans Outstanding	97,805		$711	98,516
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,372)			(2,372)
Receivable from Derivatives
Investments	7,138			7,138
Client Operations	4,778	$175	(175)	4,778
Borrowings	69,507	13	(13)	69,507
Others	13	2	(2)	13
Other Assets	6,930		(299)	6,631

Total Assets	$207,900	$190	$222	$208,312

Borrowings	$87,759	$1,072	$653	$89,484
Payable for Derivatives
Investments	7,527			7,527
Client Operations	4,776	174	(174)	4,776
Borrowings	62,850	(33)	33	62,850
Others	38	(24)	24	38
Other Liabilities	5,154			5,154

Total Liabilities	168,104	1,189	536	169,829
Paid in Capital Stock	11,486			11,486
Retained Earnings and Other Equity	28,310	(999)	(314)	26,997

Total Equity	39,796	(999)	(314)	38,483

Total Liabilities and Equity	$207,900	$190	$222	$208,312

Table 21: Condensed Current Value Statement of Income for the year ended June 30, 2007

In millions of U.S. dollars
	FY 2007
	Reported Comprehensive Basis	Adjustments to Current Value	Current Value Comprehensive Basis
Income from Loans	$5,467		$5,467
Income from Investments	1,281	$(24)	1,257
Other Income	264		264

Total Income	7,012	(24)	6,988

Borrowing Expenses	4,519		4,519
Administrative Expenses including contributions to Special Programs	1,237		1,237
Release of Provision for Losses on Loans and Guarantees	(405)	405
Other Expenses	2	—	2

Total Expenses	5,353	405	5,758

Operating Income	1,659	(429)	1,230
Board of Governors-Approved Transfers	(957)		(957)
Current Value Adjustments		222	222
Release of Provision for Losses on Loans and Guarantees Current Value		405	405
Net unrealized (losses) gains on non-trading derivatives and borrowings at fair value, per FAS 133 as amended	(842)	842	—

Net (Loss) Income	$(140)	$1,040	$900

11. AFFILIATED ORGANIZATIONS—IFC, IDA AND MIGA

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. One hundred and seventy-nine countries are members of IFC. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold. One of the ways in which IFC monitors its borrowing exposure is the Debt-to-Equity ratio, defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus retained earnings (excluding unrealized gains and losses on other non-trading financial instruments accounted for at fair value and accumulated comprehensive income). At June 30, 2008 this ratio was 1.4:1 (1.3:1 at June 30, 2007). IFC's total outstanding debt before any adjustments for fair value was $20,921 million at June 30, 2008 ($16,374 million, June 30, 2007). Of IFC's total outstanding debt at June 30, 2008, $54 million was due to IBRD ($62 million at June 30, 2007). IFC has a Local Currency Borrowing Facility Agreement with IBRD which is capped at $300 million. At June 30, 2008, the borrowing outstanding was $50 million under this facility ($50 million—June 30, 2007). IFC recorded a grant to IDA of $500 million in the year ended June 30, 2008 ($150 million—year ended June 30, 2007), for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement.

IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD.

Under a statement of policy of IBRD's Board of Governors, IBRD may make transfers to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD's business. Transfers may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Transfer approvals to IDA total $9,757 million as of June 30, 2008. For additional information on transfers of IBRD's net income to IDA, see Financial Overview on page 4 of this Information Statement and the Notes to Financial Statements Note I.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

12. ADMINISTRATION OF IBRD

IBRD's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Name	Countries
Svein Aass	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden
Abdulrahman M. Almofadhi	Saudi Arabia
Gino Pierre Alzetta	Austria, Belarus, Belgium, Czech Republic, Hungary, Kazakhstan, Luxembourg, Slovak Republic, Slovenia, Turkey
Jorge Familiar Calderon	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Republica Bolivariana de Venezuela
Felix A. Camarasa	Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay
Eli Whitney Debevoise	United States
Mat Aron Deraman	Brunei Darussalam, Fiji, Indonesia, Lao People's Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam
Michael John Hofmann	Germany
Ambroise Fayolle	France
Susanna Mary Davies Moorehead	United Kingdom

Name	Countries
Merza Hussain Hasan	Bahrain, Arab Republic of Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Qatar, Syrian Arab Republic, United Arab Emirates, Republic of Yemen
James Russell Hagan	Australia, Cambodia, Kiribati, Republic of Korea, Marshall Islands, Federated States of Micronesia, Mongolia, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Vanuatu
Mulu Ketsela	Angola, Botswana, Burundi, Eritrea, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Nigeria, Seychelles, Sierra Leone, South Africa, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe
Dhanendra Kumar	Bangladesh, Bhutan, India, Sri Lanka
Alexey Kvasov	Russian Federation
Giovanni Majnoni	Albania, Greece, Italy, Malta, Portugal, San Marino, Timor-Leste
Michel Mordasini	Azerbaijan, Kyrgyz Republic, Poland, Serbia, Switzerland, Tajikistan, Turkmenistan, Uzbekistan
Louis Philippe Ong Seng	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Democratic Republic of Congo, Cote d'Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Rwanda, Sao Tome and Principe, Senegal, Togo
Javed Talat	Afghanistan, Algeria, Ghana, Islamic Republic of Iran, Morocco, Pakistan, Tunisia
Toru Shikibu	Japan
Rogerio Studart	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Suriname, Trinidad and Tobago
Samy Hanna Watson	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines
Herman H.F. Wijffels	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Netherlands, Romania, Ukraine
Jiayi Zou	China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President	Robert B. Zoellick
Managing Director	Juan Jose Daboub
Managing Director	Graeme Wheeler
Managing Director	Ngozi Okonjo-Iweala
Chief Financial Officer	Vincenzo La Via
Senior Vice President and General Counsel (Acting)	Scott B. White

Senior Vice President, External Affairs, Communications and United Nations Affairs	Marwan Muasher
Senior Vice President, Development Economics, and Chief Economist	Yifu Lin
Vice President, East Asia and Pacific	James W. Adams
Vice President, Controller and Strategic Resource Management	Fayezul H. Choudhury
Vice President, Latin America and the Caribbean	Pamela Cox
Vice President Information Solutions Group, and Chief Information Officer	Guy-Pierre De Poerck
Vice President, Africa	Obiageli Katryn Ezekwesili
Vice President, Middle East and North Africa	Daniela Gressani
Vice President and Network Head, Operations Policy and Country Services	Jeffrey Gutman
Vice President, Europe and Central Asia	Shigeo Katsu
Vice President and Network Head, Financial and Private Sector Development	Michael Klein
Vice President, Human Resources	Hasan Tuluy
Vice President and Treasurer	Kenneth G. Lay
Vice President, Concessional Finance and Global Partnerships	Philippe Le Houerou
Vice President and Network Head, Poverty Reduction and Economic Management	Danny M. Leipziger
Vice President, World Bank Institute (Acting)	Rakesh Nangia
Vice President and Corporate Secretary	Kristalina I. Georgieva
Vice President, South Asia	Isabel M. Guerrero
Vice President and Network Head, Human Development	Joy Phumaphi
Vice President and Network Head, Sustainable Development Network	Katherine Sierra
Director-General, Independent Evaluation Group	Vinod Thomas

13. THE ARTICLES OF AGREEMENT

The Articles constitute IBRD's governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

14. LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

15. FISCAL YEAR, ANNOUNCEMENTS, AND ALLOCATION OF NET INCOME

FISCAL YEAR

IBRD's fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD published an annual report containing its audited financial statements and distributed quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred a portion of its net income to IDA or to other uses that promote the purpose of IBRD (see Financial Overview on page 4 of this Information Statement and the Notes to Financial Statements—Note I—Retained Earnings, Allocations and Transfers).

 16. AUDIT FEES

For FY 2008 and FY 2007, Deloitte & Touche LLP (D&T) served as IBRD's independent external auditors. The aggregate fees for professional services rendered for IBRD and IDA by D&T for FY 2008 and FY 2007 are as follows: $1.3 million for audit services ($1.3 million—FY 2007), and $1.3 million for audit-related services ($1.0 million—FY 2007). IBRD records its share of these fees as part of administrative expenses based on an agreed cost sharing formula. (See the Notes to the Financial Statements—Note J—Administrative Expenses, Contributions to Special Programs, and Other Income, for a description of the allocation of administrative expenses between IBRD and IDA.) Audit related services include internal control reviews as well as accounting consultations concerning financial accounting and reporting standards. No tax services were provided in FY 2008 or 2007, respectively.

Following a mandatory rebidding of the external audit contract during FY 2008, IBRD's Executive Directors approved the appointment of KPMG as IBRD's auditors for a five-year term, subject to annual reappointment commencing FY 2009.

See the Governance section of this Information Statement for additional discussion of auditor independence issues.

17. GLOSSARY OF TERMS

Asset-backed Securities:    Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

COSO:    Committee of Sponsoring Organizations of the Treadway Commission.

Currency Swaps (including Currency Forward Contracts):    Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Duration:    Duration provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio:    This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with applying the provisions of FAS 133 as amended) and the proposed transfer from unallocated net income to general reserves (where there are firm estimates available) divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for losses on loans and guarantees and deferred loan income.

Failed Trades:    Failed trades are securities transactions that do not settle on the contractual settlement date.

FAS 133 as amended:    FAS 133 as amended refers collectively to the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by subsequent standards.

Forward Starting Swaps:    A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures:    Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations:    These obligations include marketable bonds, notes and other obligations issued by governments.

Hedging:    Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in value or cash flow of the underlying.

Interest Rate Swaps:    Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:    London interbank offered rate.

Maintenance of Value:    Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

Net Disbursements:    Loan disbursements net of repayments and prepayments.

Post-98 loans:    Loans for which the invitation to negotiate was issued on or after July 31, 1998 and that were signed before May 16, 2007 or which were signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected not to convert the terms of their loans to the terms for the new loans introduced on September 27, 2007.

Pre-98 loans:    Loans for which the invitation to negotiate was issued prior to July 31, 1998.

Options:    Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Repurchase and Resale Agreements and Securities Loans:    Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

Return on Equity:    This return is computed as net income divided by the average equity balance during the year.

Risk-bearing Capacity:    The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

Short Sales:    Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

Statutory Lending Limit:    Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Swaptions:    A swaption is an option which gives the holder the right to enter into an Interest Rate Swap or Currency Swap at a certain future date.

Time Deposits:    Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

International Bank For Reconstruction and Development

Financial Statements and Internal Control Reports
June 30, 2008

Management's Financial Reporting Assurance	61
Management's Report Regarding Effectiveness of Internal Controls Over External Financial Reporting	63
Report of Independent Accountants on Management's Assertion Regarding Effectiveness of Internal Controls Over External Financial Reporting	65
Independent Auditors' Report	66
Balance Sheet	67
Statement of Income	69
Statement of Comprehensive Income	70
Statement of Changes in Retained Earnings	70
Statement of Cash Flows	71
Summary Statement of Loans	72
Statement of Subscriptions to Capital Stock and Voting Power	75
Notes to Financial Statements	79

 Management's Financial Reporting Assurance

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington, D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS

Management's Financial Reporting Assurance

August 7, 2008

Audit Committee of the Board of Executive Directors
International Bank for Reconstruction and Development

We have reviewed the financial statements for the period ending on June 30, 2008, and the accompanying management's discussion and analysis of the International Bank for Reconstruction and Development (IBRD) (collectively, the "Reports"). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IBRD for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IBRD. As part of carrying out these responsibilities, Management has:

  •
  designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

  •
  designed internal controls over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IBRD's internal controls and procedures as of the date of the Reports; and presented in management's discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IBRD's internal controls over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IBRD's internal controls over external financial reporting.

Further, Management has disclosed, based on its most recent evaluation of internal control over financial reporting, to IBRD's external auditors and the Audit Committee of IBRD's Board of Executive Directors:

  •
  all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect IBRD's ability to record, process, summarize, and report financial information; and

  •
  any fraud, whether or not material, that involves Management or other employees who have a significant role in IBRD's internal control over financial reporting.

Robert B. Zoellick President	Vincenzo La Via Chief Financial Officer

 Management's Report Regarding Effectiveness of Internal Controls over External Financial Reporting

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington, D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS

Management's Report Regarding Effectiveness of
Internal Controls Over External Financial Reporting

August 7, 2008

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. The system of internal control contains monitoring mechanisms, and actions are taken to correct identified deficiencies. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, support the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2008. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2008. The independent accounting firm that audited the financial statements has issued an attestation report on management's assessment of IBRD's internal control over external financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD's management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting, and auditing procedures of IBRD in addition to reviewing IBRD's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Robert B. Zoellick President
Vincenzo La Via Chief Financial Officer

Fayezul H. Choudhury Vice President and Controller		Charles A. McDonough Deputy Controller

 Report of Independent Accountants on
Management's Assertion Regarding Effectiveness of
Internal Controls Over External Financial Reporting

Deloitte & Touche LLP Suite 500 555 12th Street NW Washington, DC 20004-1207 USA
Tel: +1 202 879 5600 Fax: +1 202 879 5309 www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

We have examined management's assertion, included in the accompanying Management's Report Regarding Effectiveness of Internal Controls over External Financial Reporting, that the International Bank for Reconstruction and Development ("IBRD") maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2008, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO report"). Management is responsible for maintaining effective internal control over external financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of the inherent limitations of internal control over external financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the effectiveness of the internal control over external financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2008, is fairly stated, in all material respects, based on the criteria established in the COSO report.

August 7, 2008

Member of Deloitte Touche Tohmatsu

 Independent Auditor's Report

Deloitte & Touche LLP Suite 500 555 12th Street NW Washington, DC 20004-1207 USA
Tel: +1 202 879 5600 Fax: +1 202 879 5309 www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development ("IBRD") as of June 30, 2008 and 2007, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2008, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2008. These financial statements are the responsibility of IBRD's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IBRD as of June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes A and O to the financial statements, effective July 1, 2006, IBRD changed its method of accounting for its hybrid financial instruments to adopt the provisions of Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instruments. Effective July 1, 2006, IBRD also adopted the provisions of Statement of Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as further discussed in Note L.

August 7, 2008

 Balance Sheet

June 30, 2008 and June 30, 2007
 Expressed in millions of U.S. dollars

	2008	2007
Assets
Due from Banks
Unrestricted currencies	$66	$41
Currencies subject to restrictions—Note B	768	724

	834	765

Investments—Trading (including securities transferred under repurchase or securities lending agreements of $203 million—June 30, 2008; $193 million—June 30, 2007)—Notes C and H	25,213	23,054
Securities Purchased Under Resale Agreements—Note C	1,385	282
Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	1,554	1,594
Receivable from Derivatives
Investments—Notes C and H	5,857	7,138
Client operations—Notes F and H	20,269	4,778
Borrowings—Notes E and H	76,098	69,507
Others—Notes G and H	609	13

	102,833	81,436

Receivable to Maintain Value of Currency Holdings on Account of Subscribed Capital	22	20
Other Receivables
Receivable from investment securities traded—Note C	11	81
Accrued income on loans	1,073	1,353

	1,084	1,434

Loans Outstanding (Summary Statement of Loans, Notes D and H)
Total loans	137,226	133,245
Less undisbursed balance	38,176	35,440

Loans outstanding (including loans at fair value of $102 million—June 30, 2008; $nil—June 30, 2007)	99,050	97,805
Less:
Accumulated provision for loan losses	1,370	1,932
Deferred loan income	412	440

Net loans outstanding	97,268	95,433

Other Assets
Unamortized issuance costs of borrowings	288	299
Assets under retirement benefits plans—Note L	1,853	2,324
Premises and equipment (net)	608	627
Miscellaneous	657	632

	3,406	3,882

Total assets	$233,599	$207,900

	2008	2007
Liabilities
Borrowings—Notes E, H and O
Borrowings at amortized cost	$74,482	$75,262
Borrowings at fair value	13,208	12,497

	87,690	87,759

Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	3,147	193
Payable for Derivatives
Investments—Notes C and H	6,309	7,527
Client operations—Notes F and H	20,263	4,776
Borrowings—Notes E and H	69,152	62,850
Others—Notes G and H	1,007	38

	96,731	75,191

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	257	149
Other Liabilities
Payable for investment securities purchased—Note C	30	662
Accrued charges on borrowings	1,739	2,123
Payable for Board of Governors-approved transfers—Note I	—	70
Liabilities under retirement benefits plans—Note L	598	249
Accounts payable and miscellaneous liabilities—Notes D and L	1,859	1,708

	4,226	4,812

Total liabilities	192,051	168,104

Equity
Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (1,581,724 shares—June 30, 2008, and June 30, 2007)
Subscribed capital (1,573,349 shares—June 30, 2008, and June 30, 2007)	189,801	189,801
Less uncalled portion of subscriptions	178,315	178,315

Paid-in capital	11,486	11,486
Deferred Amounts to Maintain Value of Currency Holdings—Note B	487	(22)
Retained Earnings (Statement of Changes in Retained Earnings, Note I)	29,322	27,831
Accumulated Other Comprehensive Income, Note N	253	501

Total equity	41,548	39,796

Total liabilities and equity	$233,599	$207,900

The Notes to Financial Statements are an integral part of these Statements.

 Statement of Income

For the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006

Expressed in millions of U.S. dollars

	2008	2007	2006
Income
Loans—Note D Interest	$5,426	$5,391	$4,791
Commitment charges	71	76	73
Investments—Trading—Note C
Interest	1,140	1,259	1,117
Net (losses) gains	(74)	22	(10)
Other—Notes J and K	300	264	264

Total income	6,863	7,012	6,235

Expenses
Borrowings—Note E
Interest	3,934	4,427	3,882
Amortization of issuance and other borrowing costs	83	92	105
Administrative—Notes J, K and L	1,082	1,066	1,059
Contributions to special programs—Note J	176	171	173
Release of provision for losses on loans and guarantees—Note D	(684)	(405)	(724)
Other	1	2	—

Total expenses	4,592	5,353	4,495

Net income before Board of Governors-approved transfers and net unrealized losses on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133 as amended	2,271	1,659	1,740
Board of Governors-approved transfers—Note I	(740)	(957)	(650)
Net unrealized losses on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133 as amended—Note O	(40)	(842)	(3,479)

Net income (loss)	$1,491	$(140)	$(2,389)

The Notes to Financial Statements are an integral part of these Statements.

 Statement of Comprehensive Income

For the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006
 Expressed in millions of U.S. dollars

	2008	2007	2006
Net income (loss)	$1,491	$(140)	$(2,389)
Other comprehensive income—Note N
Reclassification of FAS 133 transition adjustment to net income	(20)	(32)	(4)
Net actuarial losses on benefit plans	(1,021)	—	—
Prior service credit on benefit plans, net	1	—	—
Currency translation adjustments	792	313	273

Total other comprehensive (loss) income	(248)	281	269

Comprehensive income (loss)	$1,243	$141	$(2,120)

 Statement of Changes in Retained Earnings

For the fiscal years ended June 30, 2008, June 30, 2007, and June 30, 2006
 Expressed in millions of U.S. dollars

	2008	2007	2006
Retained earnings at beginning of the fiscal year	$27,831	$24,782	$27,171
Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note O	—	3,189	—
Net income (loss) for the fiscal year	1,491	(140)	(2,389)

Retained earnings at end of the fiscal year	$29,322	$27,831	$24,782

The Notes to Financial Statements are an integral part of these Statements.

 Statement of Cash Flows

For the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006
 Expressed in millions of U.S. dollars

	2008	2007	2006
Cash flows from investing activities
Loans
Disbursements	$(10,478)	$(11,040)	$(11,836)
Principal repayments	10,960	10,894	11,556
Principal prepayments	1,659	6,354	2,068
Loan origination fees received	6	6	12

Net cash provided by investing activities	2,147	6,214	1,800

Cash flows from financing activities
Medium and long-term borrowings
New issues	15,526	10,209	10,086
Retirements	(23,799)	(18,546)	(18,404)
Net short-term borrowings	3,229	(2,709)	3,904
Net derivatives—Borrowings	1,767	1,263	104
Net derivatives—Other	51	(145)	—
Net maintenance of value settlements	94	79	98

Net cash used in financing activities	(3,132)	(9,849)	(4,212)

Cash flows from operating activities
Net income (loss)	1,491	(140)	(2,389)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Net unrealized losses on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133 as amended	40	842	3,479
Depreciation and amortization	1,046	1,017	960
Release of provision for losses on loans and guarantees	(684)	(405)	(724)
Changes in:
Investments—Trading	(1,339)	2,943	1,114
Net investment securities traded/purchased—Trading	(567)	7	482
Net derivatives—Investments	(556)	(340)	(1,089)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	1,851	61	558
Accrued income on loans	312	(58)	(204)
Miscellaneous assets	578	(200)	(72)
Payable for Board of Governors-approved transfers	(70)	(206)	(524)
Accrued charges on borrowings	(410)	(6)	394
Accounts payable and miscellaneous liabilities	(689)	91	(8)

Net cash provided by operating activities	1,003	3,606	1,977

Effect of exchange rate changes on unrestricted cash	7	5	(5)

Net increase (decrease) in unrestricted cash	25	(24)	(440)
Unrestricted cash at beginning of the fiscal year	41	65	505

Unrestricted cash at end of the fiscal year	$66	$41	$65

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$3,374	$994	$344
Investments—Trading	821	325	53
Borrowings	5,090	4,096	(1,623)
Derivatives—Investments	(619)	(294)	(44)
Derivatives—Borrowings	(2,891)	(3,473)	1,838
Capitalized loan origination fees included in total loans	12	15	47
Interest paid on borrowings	4,025	3,648	3,202

The Notes to Financial Statements are an integral part of these Statements.

 Summary Statement of Loans

June 30, 2008
 Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Albania	$58	$3	$42	$13	0.01%
Algeria	122	—	12	110	0.11
Argentina	7,921	775	1,883	5,263	5.31
Armenia	5	—	—	5	0.01
Azerbaijan	1,652	1,144	469	39	0.04
Barbados	14	—	—	14	0.01
Belarus	98	—	59	39	0.04
Belize	23	—	—	23	0.02
Bolivia	*	—	—	*	*
Bosnia and Herzegovina	452	—	—	452	0.46
Brazil	12,897	1,872	1,133	9,892	9.99
Bulgaria	1,566	—	262	1,304	1.32
Cameroon	38	—	—	38	0.04
Chad	23	—	—	23	0.02
Chile	321	—	157	164	0.17
China	17,521	1,513	3,968	12,040	12.16
Colombia	6,338	590	829	4,919	4.97
Costa Rica	184	103	38	43	0.04
Côte d'Ivoire	165	—	—	165	0.16
Croatia	2,107	—	806	1,301	1.31
Dominica	2	—	—	2	*
Dominican Republic	730	141	126	463	0.47
Ecuador	674	15	12	647	0.65
Egypt, Arab Republic of	2,555	880	440	1,235	1.25
El Salvador	475	—	76	399	0.40
Estonia	31	—	—	31	0.03
Fiji	2	—	—	2	*
Gabon	60	—	40	20	0.02
Grenada	17	—	5	12	0.01
Guatemala	1,109	20	267	822	0.83
Hungary	97	—	9	88	0.09
India	11,940	600	4,153	7,187	7.26
Indonesia	7,508	94	970	6,444	6.51
Iran, Islamic Republic of	1,349	—	646	703	0.71
Jamaica	449	75	31	343	0.35

Jordan	$980	$12	$119	$849	0.86%
Kazakhstan	813	174	207	432	0.44
Korea, Republic of	1,920	—	—	1,920	1.94
Latvia	78	—	—	78	0.08
Lebanon	444	—	83	361	0.36
Lesotho	4	—	—	4	*
Lithuania	28	—	5	23	0.02
Macedonia, former Yugoslav Republic of	478	136	121	221	0.22
Malaysia	110	—	—	110	0.11
Mauritius	109	—	2	107	0.11
Mexico	5,220	537	566	4,117	4.16
Moldova	137	—	—	137	0.14
Montenegro	301	—	—	301	0.30
Morocco	3,262	248	344	2,670	2.69
Namibia	8	—	8	—	*
Nigeria	303	—	—	303	0.31
Pakistan	2,424	174	245	2,005	2.02
Panama	404	—	119	285	0.29
Papua New Guinea	183	—	6	177	0.18
Paraguay	348	47	79	222	0.22
Peru	2,999	170	264	2,565	2.59
Philippines	3,634	232	711	2,691	2.72
Poland	2,309	—	367	1,942	1.96
Romania	4,126	154	1,308	2,664	2.69
Russian Federation	5,108	200	844	4,064	4.10
St. Kitts and Nevis	17	—	4	13	0.01
St. Lucia	24	—	6	18	0.02
St. Vincent and the Grenadines	10	—	7	3	*
Serbia	2,752	245	—	2,507	2.53
Slovak Republic	326	—	9	317	0.32
Slovenia	29	—	—	29	0.03
South Africa	32	—	4	28	0.03
Swaziland	17	—	—	17	0.02
Thailand	84	—	20	64	0.06
Trinidad and Tobago	40	—	7	33	0.03

Tunisia	$2,031	$—	$449	$1,582	1.60%
Turkey	12,165	1,235	3,153	7,777	7.85
Turkmenistan	15	—	—	15	0.01
Ukraine	3,654	390	698	2,566	2.59
Uruguay	925	—	178	747	0.75
Uzbekistan	354	—	31	323	0.33
Zimbabwe	464	—	*	464	0.47

Subtotal[c]	$137,172	$11,779	$26,397	$98,996	99.95
International Finance Corporation[d]	54	—	—	54	0.05

Total—June 30, 2008	$137,226	$11,779	$26,397	$99,050	100.00%

Total—June 30, 2007	$133,245	$10,566	$24,874	$97,805

*
Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

a.
Loans totaling $6,985 million ($7,044 million—June 30, 2007) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $4,794 million ($3,522 million—June 30, 2007) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

b.
Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $517 million ($223 million—June 30, 2007).

c.
May differ from the sum of individual figures shown due to rounding.

d.
Loans outstanding to the International Finance Corporation have a weighted average interest rate of 4.24% and a weighted average maturity of 5.78 years. These loans are not eligible for IBRD's interest waivers.

The Notes to Financial Statements are an integral part of these Statements.

 Statement of Subscriptions to
Capital Stock and Voting Power
June 30, 2008
 Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	550	0.03%
Albania	830	0.05	100.1	3.6	96.5	1,080	0.07
Algeria	9,252	0.59	1,116.1	67.1	1,049.0	9,502	0.59
Angola	2,676	0.17	322.8	17.5	305.4	2,926	0.18
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	770	0.05
Argentina	17,911	1.14	2,160.7	132.2	2,028.4	18,161	1.12
Armenia	1,139	0.07	137.4	5.9	131.5	1,389	0.09
Australia	24,464	1.55	2,951.2	181.8	2,769.5	24,714	1.53
Austria	11,063	0.70	1,334.6	80.7	1,253.9	11,313	0.70
Azerbaijan	1,646	0.10	198.6	9.7	188.8	1,896	0.12
Bahamas, The	1,071	0.07	129.2	5.4	123.8	1,321	0.08
Bahrain	1,103	0.07	133.1	5.7	127.4	1,353	0.08
Bangladesh	4,854	0.31	585.6	33.9	551.6	5,104	0.32
Barbados	948	0.06	114.4	4.5	109.9	1,198	0.07
Belarus	3,323	0.21	400.9	22.3	378.5	3,573	0.22
Belgium	28,983	1.84	3,496.4	215.8	3,280.6	29,233	1.80
Belize	586	0.04	70.7	1.8	68.9	836	0.05
Benin	868	0.06	104.7	3.9	100.8	1,118	0.07
Bhutan	479	0.03	57.8	1.0	56.8	729	0.05
Bolivia	1,785	0.11	215.3	10.8	204.5	2,035	0.13
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	799	0.05
Botswana	615	0.04	74.2	2.0	72.2	865	0.05
Brazil	33,287	2.12	4,015.6	245.5	3,770.1	33,537	2.07
Brunei Darussalam	2,373	0.15	286.3	15.2	271.1	2,623	0.16
Bulgaria	5,215	0.33	629.1	36.5	592.6	5,465	0.34
Burkina Faso	868	0.06	104.7	3.9	100.8	1,118	0.07
Burundi	716	0.05	86.4	3.0	83.4	966	0.06
Cambodia	214	0.01	25.8	2.6	23.2	464	0.03
Cameroon	1,527	0.10	184.2	9.0	175.2	1,777	0.11
Canada	44,795	2.85	5,403.8	334.9	5,068.9	45,045	2.78
Cape Verde	508	0.03	61.3	1.2	60.1	758	0.05
Central African Republic	862	0.05	104.0	3.9	100.1	1,112	0.07
Chad	862	0.05	104.0	3.9	100.1	1,112	0.07
Chile	6,931	0.44	836.1	49.6	786.6	7,181	0.44
China	44,799	2.85	5,404.3	335.0	5,069.3	45,049	2.78
Colombia	6,352	0.40	766.3	45.2	721.1	6,602	0.41
Comoros	282	0.02	34.0	0.3	33.7	532	0.03
Congo, Democratic Republic of	2,643	0.17	318.8	25.4	293.5	2,893	0.18
Congo, Republic of	927	0.06	111.8	4.3	107.5	1,177	0.07
Costa Rica	233	0.01	28.1	1.9	26.2	483	0.03
Côte d'Ivoire	2,516	0.16	303.5	16.4	287.1	2,766	0.17
Croatia	2,293	0.15	276.6	17.3	259.3	2,543	0.16
Cyprus	1,461	0.09	176.2	8.4	167.9	1,711	0.11
Czech Republic	6,308	0.40	761.0	45.9	715.0	6,558	0.40
Denmark	13,451	0.85	1,622.7	97.8	1,524.9	13,701	0.85
Djibouti	559	0.04	67.4	1.6	65.9	809	0.05
Dominica	504	0.03	60.8	1.1	59.7	754	0.05
Dominican Republic	2,092	0.13	252.4	13.1	239.3	2,342	0.14
Ecuador	2,771	0.18	334.3	18.2	316.1	3,021	0.19
Egypt, Arab Republic of	7,108	0.45	857.5	50.9	806.6	7,358	0.45

El Salvador	141	0.01%	$17.0	$1.7	$15.3	391	0.02%
Equatorial Guinea	715	0.05	86.3	2.7	83.5	965	0.06
Eritrea	593	0.04	71.5	1.8	69.7	843	0.05
Estonia	923	0.06	111.3	4.3	107.1	1,173	0.07
Ethiopia	978	0.06	118.0	4.7	113.3	1,228	0.08
Fiji	987	0.06	119.1	4.8	114.3	1,237	0.08
Finland	8,560	0.54	1,032.6	61.9	970.8	8,810	0.54
France	69,397	4.41	8,371.7	520.4	7,851.3	69,647	4.30
Gabon	987	0.06	119.1	5.1	113.9	1,237	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	793	0.05
Georgia	1,584	0.10	191.1	9.3	181.8	1,834	0.11
Germany	72,399	4.60	8,733.9	542.9	8,190.9	72,649	4.49
Ghana	1,525	0.10	184.0	12.7	171.2	1,775	0.11
Greece	1,684	0.11	203.1	14.1	189.1	1,934	0.12
Grenada	531	0.03	64.1	1.4	62.7	781	0.05
Guatemala	2,001	0.13	241.4	12.4	229.0	2,251	0.14
Guinea	1,292	0.08	155.9	7.1	148.8	1,542	0.10
Guinea-Bissau	540	0.03	65.1	1.4	63.7	790	0.05
Guyana	1,058	0.07	127.6	5.3	122.3	1,308	0.08
Haiti	1,067	0.07	128.7	5.4	123.3	1,317	0.08
Honduras	641	0.04	77.3	2.3	75.0	891	0.06
Hungary	8,050	0.51	971.1	58.0	913.1	8,300	0.51
Iceland	1,258	0.08	151.8	6.8	144.9	1,508	0.09
India	44,795	2.85	5,403.8	333.7	5,070.1	45,045	2.78
Indonesia	14,981	0.95	1,807.2	110.3	1,697.0	15,231	0.94
Iran, Islamic Republic of	23,686	1.51	2,857.4	175.8	2,681.5	23,936	1.48
Iraq	2,808	0.18	338.7	27.1	311.6	3,058	0.19
Ireland	5,271	0.34	635.9	37.1	598.8	5,521	0.34
Israel	4,750	0.30	573.0	33.2	539.8	5,000	0.31
Italy	44,795	2.85	5,403.8	334.8	5,069.0	45,045	2.78
Jamaica	2,578	0.16	311.0	16.8	294.2	2,828	0.17
Japan	127,000	8.07	15,320.6	944.0	14,376.7	127,250	7.86
Jordan	1,388	0.09	167.4	7.8	159.6	1,638	0.10
Kazakhstan	2,985	0.19	360.1	19.8	340.3	3,235	0.20
Kenya	2,461	0.16	296.9	15.9	281.0	2,711	0.17
Kiribati	465	0.03	56.1	0.9	55.2	715	0.04
Korea, Republic of	15,817	1.01	1,908.1	114.5	1,793.5	16,067	0.99
Kuwait	13,280	0.84	1,602.0	97.4	1,504.6	13,530	0.84
Kyrgyz Republic	1,107	0.07	133.5	5.7	127.9	1,357	0.08
Lao People's Democratic Republic	178	0.01	21.5	1.5	20.0	428	0.03
Latvia	1,384	0.09	167.0	7.8	159.2	1,634	0.10
Lebanon	340	0.02	41.0	1.1	39.9	590	0.04
Lesotho	663	0.04	80.0	2.3	77.6	913	0.06
Liberia	463	0.03	55.9	2.6	53.3	713	0.04
Libya	7,840	0.50	945.8	57.0	888.8	8,090	0.50
Lithuania	1,507	0.10	181.8	8.7	173.1	1,757	0.11
Luxembourg	1,652	0.10	199.3	9.8	189.5	1,902	0.12
Macedonia, former Yugoslav Republic of	427	0.03	51.5	3.2	48.3	677	0.04
Madagascar	1,422	0.09	171.5	8.1	163.5	1,672	0.10
Malawi	1,094	0.07	132.0	5.6	126.4	1,344	0.08

Malaysia	8,244	0.52%	$994.5	$59.5	$935.0	8,494	0.52%
Maldives	469	0.03	56.6	0.9	55.7	719	0.04
Mali	1,162	0.07	140.2	6.1	134.1	1,412	0.09
Malta	1,074	0.07	129.6	5.4	124.1	1,324	0.08
Marshall Islands	469	0.03	56.6	0.9	55.7	719	0.04
Mauritania	900	0.06	108.6	4.1	104.4	1,150	0.07
Mauritius	1,242	0.08	149.8	6.7	143.1	1,492	0.09
Mexico	18,804	1.20	2,268.4	139.0	2,129.4	19,054	1.18
Micronesia, Federated States of	479	0.03	57.8	1.0	56.8	729	0.05
Moldova	1,368	0.09	165.0	7.6	157.4	1,618	0.10
Mongolia	466	0.03	56.2	2.3	53.9	716	0.04
Montenegro	688	0.04	83.0	3.2	79.83	938	0.06
Morocco	4,973	0.32	599.9	34.8	565.1	5,223	0.32
Mozambique	930	0.06	112.2	4.8	107.4	1,180	0.07
Myanmar	2,484	0.16	299.7	16.1	283.6	2,734	0.17
Namibia	1,523	0.10	183.7	8.8	174.9	1,773	0.11
Nepal	968	0.06	116.8	4.6	112.1	1,218	0.08
Netherlands	35,503	2.26	4,282.9	264.8	4,018.1	35,753	2.21
New Zealand	7,236	0.46	872.9	51.9	821.0	7,486	0.46
Nicaragua	608	0.04	73.3	2.1	71.3	858	0.05
Niger	852	0.05	102.8	3.8	99.0	1,102	0.07
Nigeria	12,655	0.80	1,526.6	92.7	1,433.9	12,905	0.80
Norway	9,982	0.63	1,204.2	72.6	1,131.6	10,232	0.63
Oman	1,561	0.10	188.3	9.1	179.2	1,811	0.11
Pakistan	9,339	0.59	1,126.6	67.8	1,058.9	9,589	0.59
Palau	16	*	1.9	0.2	1.8	266	0.02
Panama	385	0.02	46.4	3.2	43.2	635	0.04
Papua New Guinea	1,294	0.08	156.1	7.1	149.0	1,544	0.10
Paraguay	1,229	0.08	148.3	6.6	141.6	1,479	0.09
Peru	5,331	0.34	643.1	37.5	605.6	5,581	0.34
Philippines	6,844	0.43	825.6	48.9	776.7	7,094	0.44
Poland	10,908	0.69	1,315.9	79.6	1,236.3	11,158	0.69
Portugal	5,460	0.35	658.7	38.5	620.2	5,710	0.35
Qatar	1,096	0.07	132.2	9.0	123.3	1,346	0.08
Romania	4,011	0.25	483.9	30.5	453.4	4,261	0.26
Russian Federation	44,795	2.85	5,403.8	333.9	5,070.0	45,045	2.78
Rwanda	1,046	0.07	126.2	5.2	120.9	1,296	0.08
St. Kitts and Nevis	275	0.02	33.2	0.3	32.9	525	0.03
St. Lucia	552	0.04	66.6	1.5	65.1	802	0.05
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	528	0.03
Samoa	531	0.03	64.1	1.4	62.7	781	0.05
San Marino	595	0.04	71.8	2.5	69.3	845	0.05
São Tomé and Principe	495	0.03	59.7	1.1	58.6	745	0.05
Saudi Arabia	44,795	2.85	5,403.8	335.0	5,068.9	45,045	2.78
Senegal	2,072	0.13	250.0	13.0	237.0	2,322	0.14
Serbia	2,846	0.18	343.3	21.5	321.9	3,096	0.19
Seychelles	263	0.02	31.7	0.2	31.6	513	0.03
Sierra Leone	718	0.05	86.6	3.0	83.6	968	0.06
Singapore	320	0.02	38.6	3.9	34.7	570	0.04
Slovak Republic	3,216	0.20%	388.0	23.0	365.0	3,466	0.21

Slovenia	1,261	0.08%	$152.1	$9.5	$142.6	1,511	0.09%
Solomon Islands	513	0.03	61.9	1.2	60.7	763	0.05
Somalia	552	0.04	66.6	3.3	63.3	802	0.05
South Africa	13,462	0.86	1,624.0	98.8	1,525.2	13,712	0.85
Spain	27,997	1.78	3,377.4	206.8	3,170.6	28,247	1.74
Sri Lanka	3,817	0.24	460.5	26.1	434.3	4,067	0.25
Sudan	850	0.05	102.5	7.2	95.3	1,100	0.07
Suriname	412	0.03	49.7	2.0	47.7	662	0.04
Swaziland	440	0.03	53.1	2.0	51.1	690	0.04
Sweden	14,974	0.95	1,806.4	110.2	1,696.2	15,224	0.94
Switzerland	26,606	1.69	3,209.6	197.2	3,012.4	26,856	1.66
Syrian Arab Republic	2,202	0.14	265.6	14.0	251.7	2,452	0.15
Tajikistan	1,060	0.07	127.9	5.3	122.5	1,310	0.08
Tanzania	1,295	0.08	156.2	10.0	146.2	1,545	0.10
Thailand	6,349	0.40	765.9	45.2	720.7	6,599	0.41
Timor-Leste	517	0.03	62.4	1.9	60.4	767	0.05
Togo	1,105	0.07	133.3	5.7	127.6	1,355	0.08
Tonga	494	0.03	59.6	1.1	58.5	744	0.05
Trinidad and Tobago	2,664	0.17	321.4	17.6	303.7	2,914	0.18
Tunisia	719	0.05	86.7	5.7	81.1	969	0.06
Turkey	8,328	0.53	1,004.6	59.8	944.8	8,578	0.53
Turkmenistan	526	0.03	63.5	2.9	60.5	776	0.05
Uganda	617	0.04	74.4	4.4	70.1	867	0.05
Ukraine	10,908	0.69	1,315.9	79.3	1,236.6	11,158	0.69
United Arab Emirates	2,385	0.15	287.7	22.6	265.1	2,635	0.16
United Kingdom	69,397	4.41	8,371.7	539.5	7,832.2	69,647	4.30
United States	264,969	16.84	31,964.5	1,998.4	29,966.2	265,219	16.38
Uruguay	2,812	0.18	339.2	18.6	320.7	3,062	0.19
Uzbekistan	2,493	0.16	300.7	16.1	284.7	2,743	0.17
Vanuatu	586	0.04	70.7	1.8	68.9	836	0.05
Venezuela, República Bolivariana de	20,361	1.29	2,456.2	150.8	2,305.5	20,611	1.27
Vietnam	968	0.06	116.8	8.1	108.7	1,218	0.08
Yemen, Republic of	2,212	0.14	266.8	14.0	252.8	2,462	0.15
Zambia	2,810	0.18	339.0	20.0	319.0	3,060	0.19
Zimbabwe	3,325	0.21	401.1	22.4	378.7	3,575	0.22

Total — June 30, 2008[b]	1,573,349	100.00%	$189,801	$11,486	$178,315	1,619,599	100.00%

Total — June 30, 2007	1,573,349		$189,801	$11,486	$178,315	1,619,599

* Indicates amounts less than 0.005 percent.

NOTES

a.
See Notes to Financial Statements—Note B.
b.
May differ from the sum of individual figures shown due to rounding

The Notes to Financial Statements are an integral part of these Statements.

 Notes to Financial Statements

Purpose and Affiliated Organizations

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliates are disclosed in the notes that follow. IDA's main goal is to reduce poverty through promoting sustainable economic development in the less developed countries, who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9(a), Status, Immunities and Privileges, of IBRD's Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans and guarantees, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

On August 7, 2008, the Executive Directors approved these financial statements for issue.

Translation of Currencies:    IBRD's financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of restricted currencies (see Note B). Maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net receivable or payable MOV amounts relating to restricted currencies out on loan, invested, swapped, or loaned to the member by IBRD or through IFC, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Deferred Amounts to Maintain Value of Currency Holdings. For restricted currencies used in IBRD's lending and investing operations, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

Transfers Approved by the Board of Governors:    In accordance with IBRD's Articles of Agreement, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, referred to as "Board of Governors-approved transfers", are reported as expenses on the Statement of Income in the year of approval.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and Unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This Pension Reserve is reduced when pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133a from prior years. At June 30, 2008, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for prior fiscal years, the unrealized gains or losses on non-trading derivatives as defined by FAS 133, for prior fiscal years, and the cumulative effect of the adoption of FAS 155 (which amended FAS 133) on July 1, 2006.

Unallocated Net Income (Loss) consists of the current fiscal year's net income (loss) adjusted for Board of Governors-approved transfers, and the equivalent amount for transfers funded from Surplus.

Loans:    All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the Statement of Income.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996 which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including; whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

a.
For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standards (FAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by subsequent Standards.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

Loans are carried at amortized cost except those which contain embedded derivatives that require bifurcation under FAS 133. For those hybrid loans, IBRD has elected to measure them at fair value as allowed by FAS 155.

Guarantees:    IBRD generally provides guarantees of loans undertaken for, or securities issued in support of, projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD development policy lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

For guarantees issued or modified after December 31, 2002, IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Accounts Payable and Miscellaneous Liabilities on the Balance Sheet.

Accumulated Provision for Losses on Loans and Guarantees:    Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. IBRD has not written off any of its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and guarantees. IBRD's accumulated provision for losses on loans and guarantees reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating. With respect to countries with loans in the accrual portfolio, these loans are grouped according to the assigned borrower risk rating. Each risk rating is mapped to an expected default frequency using IBRD's credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

The determination of borrowers' ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

For loans that are reported at fair value the provisions for losses on loans is included in the fair value amount of these loans, as the determination of the fair values takes credit risk into consideration.

Statement of Cash Flows:    For the purpose of IBRD's Statement of Cash Flows, cash is defined as the amount of unrestricted currencies Due from Banks.

Investments:    Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. At June 30, 2008 and June 30, 2007, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value. The first-in first-out (FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to enhance investment returns. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD's Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not currently offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for these derivative instruments.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to IBRD under the repurchase and security lending arrangements and the securities transferred to counterparties under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on IBRD's Balance Sheet, and securities received under resale agreements are not recorded on IBRD's Balance Sheet.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    Payments on some of these instruments are due to IBRD upon demand and are thus carried and reported at face value as assets on the Balance Sheet. Others are due to IBRD on demand but only after the Bank's callable subscribed capital has been entirely called pursuant to Article IV, Section 2(a) of the Articles of Agreement. These are carried and reported at face value as a reduction to equity. All demand obligations are held in bank accounts which bear IBRD's name.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and adjustable interest rates.

IBRD applies fair value measurement to certain qualifying debt instruments in its borrowings portfolio which are hybrid financial instruments, with the changes in fair value being reported in net income, as allowed under Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155). All other borrowings are reported on the Balance Sheet at amortized cost. Issuance costs associated with a bond offering are deferred and amortized over the period during which the bond is outstanding. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the Statement of Income.

IBRD uses derivatives in its borrowing and liability management activities. In the borrowing portfolio, derivatives are used to take advantage of cost saving opportunities in non-target currencies in various capital markets. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value in accordance with FAS 133. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the Statement of Income.

Accounting for Derivatives:    IBRD complies with the derivative accounting requirements of FAS 133. FAS 133 requires that derivative instruments, as defined by these standards, be recorded on the Balance Sheet at fair value.

IBRD uses derivative instruments in its investments, loans and borrowings portfolios and for asset/liability management purposes. It also offers derivatives intermediation services to clients. In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not appropriately reflect IBRD's risk management strategies.

Valuation of Financial Instruments:    Derivative financial instruments, all qualifying hybrid debt and loan instruments and investment securities are recorded in IBRD's financial statements at fair value. Disclosures related to the fair value of these, and other financial instruments are included in Note O. Fair value is based on market quotations when possible. Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates. All the financial models used for valuing IBRD's financial instruments are subject to both internal and periodic external verification and review. These models use market sourced inputs such as interest rates, exchange rates, and volatilities. Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when incurred.

Accounting and Reporting Developments:    In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). This standard defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. It is effective for annual periods beginning on or after November 15, 2007 (Fiscal year ending June 30, 2009 for IBRD), and interim periods within those fiscal years. IBRD is currently assessing the impact of this standard on its financial statements. The adoption of this standard will result in additional disclosures for assets and liabilities measured at fair value on both a recurring and nonrecurring basis, including: fair value amounts, applicable level within the fair value hierarchy and the valuation technique. Detailed information for fair value measurements using significant unobservable inputs will be disclosed.

On June 30, 2007, IBRD adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), which amended certain provisions of FAS 87, FAS 88, FAS 106 and FAS 132(R). As required by FAS 158, IBRD recognized on the Balance Sheet the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation.

Additionally, IBRD recognized actuarial gains or losses and prior service costs or credits that arose during the period as part of Other Comprehensive Income and has recognized a portion of these as components of net periodic benefit cost based upon the current amortization and recognition requirements of FAS 87 and FAS 106. The impact of the adoption of FAS 158, as well as the related disclosure requirements are discussed further in Note L.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). This standard permits entities to choose to measure many financial instruments and certain other items at fair value. It is effective for annual periods beginning after November 15, 2007 (Fiscal year ending June 30, 2009 for IBRD). Effective July 1, 2008, IBRD will elect the fair value option for bonds not already carried at fair value in its borrowing portfolio. IBRD is currently assessing the impact of this standard on its financial statements.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 (FAS 161). This standard requires enhanced disclosures about derivative instruments and hedging activities. It is effective for fiscal years and interim periods beginning after November 15, 2008. IBRD is currently assessing the impact of this standard on its financial statements.

NOTE B—CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    At June 30, 2008, IBRD's capital comprised 1,581,724 authorized shares (1,581,724 shares—June 30, 2007), of which 1,573,349 shares (1,573,349 shares—June 30, 2007) had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1 .20635 per 1974 SDR. Of the subscribed capital, $11,486 million ($11,486 million—June 30, 2007) has been paid in, and the remaining $178,315 million ($178,315 million—June 30, 2007) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

Under IBRD's Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD's Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member, are outstanding.

Currencies Subject to Restrictions:    A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses.

Deferred Amounts To Maintain the Value of Currency Holdings

The following table summarizes the deferred amounts to maintain the value of currency holdings classified as a component of equity:

In millions of U.S. dollars

	2008	2007
Payable (Receivable)
Net Deferred MOV payable	$764	$260
MOV receivable in arrears	(147)	(152)
Deferred demand obligations	(130)	(130)

	$487	$(22)

Net deferred MOV payable relates to restricted currencies invested, swapped, or loaned to members by IBRD or through IFC. These amounts become payable by IBRD on the same terms as other MOV obligations on cash receipt of the settlement from these instruments. MOV receivable in arrears represents receivables for countries that have amounts outstanding for two years or more. Although these amounts are used to reduce equity, IBRD still considers these MOV in arrears as obligations due from the members concerned. Deferred demand obligations relate to notes that are due on demand only after IBRD's callable capital has been entirely called pursuant to Article IV, Section 2(a) of the Articles of Agreement. To conform with this year's presentation, $130 million of demand obligations, previously classified under assets for the year ended June 30, 2007, have been reclassified as a reduction of equity.

NOTE C—INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, corporate and asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, currency swaps (including currency forward contracts), interest rate swaps, options and swaptions.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA-; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization or any other official entity other than the government of a member country, with a minimum credit rating of AA-. For corporate and asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

Time deposits include certificates of deposit, bankers' acceptances and other obligations issued or unconditionally guaranteed by banks or other financial institutions. IBRD may only invest in time deposits issued or guaranteed by financial institutions whose senior debt securities are rated at least A-.

With respect to futures and options, IBRD generally closes out most open positions prior to expiration. Futures are settled on a daily basis. For options, IBRD only invests in exchange-traded options. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2008 and June 30, 2007 there were no short sales included in Payable for Investment Securities Purchased on the Balance Sheet.

As of June 30, 2008, IBRD had received securities under resale agreements with a fair value of $1,439 million ($288 million—June 30, 2007). As of June 30, 2008 $107 million of these securities had been transferred under repurchase or security lending agreements (nil—June 30, 2007).

As of June 30, 2008, IBRD had received collateral with a fair value of $5,938 million ($4,264 million—June 30, 2007) in connection with swap agreements. Of this amount, $12 million (nil—June 30, 2007) was in the form of cash and has been recorded on IBRD's Balance Sheet with a corresponding liability to return the cash. The remaining $5,926 million ($4,264 million—June 30, 2007) was in the form of liquid securities. IBRD was permitted to repledge $3,985 million ($3,321 million—June 30, 2007). As of June 30, 2008, IBRD had transferred $3,455 million ($3,050 million—June 30, 2007) under securities lending agreements and received collateral in the form of liquid securities and cash. The cash collateral received was subsequently invested in money market and other liquid financial instruments, which are included under Investments—Trading and Securities Purchased Under Resale Agreements on the Balance Sheet. The obligation to return this cash collateral received is included under Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received on the Balance Sheet. Fees associated with the investing of the collateral received have been reclassified in the Statement of Income for the fiscal years ended June 30, 2007 and 2006, to conform with this year's presentation.

For the fiscal year ended June 30, 2008, IBRD had included $99 million of unrealized losses in income (unrealized gains of $24 million—June 30, 2007 and unrealized gains of $4 million—June 30, 2006).

A summary of IBRD's trading portfolio at June 30, 2008 and June 30, 2007, is as follows:

In millions of U.S. dollars

	2008	2007
	Carrying Value	Carrying Value
Investments—Trading
Government and agency obligations	$10,891	$9,023
Time deposits	8,866	9,224
Asset-backed securities	5,456	4,807

Total	$25,213	$23,054

The following table summarizes the currency composition of IBRD's trading portfolio at June 30, 2008 and June 30, 2007:

In millions of U.S. dollars equivalent

	2008		2007
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
Euro	$4,074	1.34	$3,873	1.53
Japanese yen	475	7.63	763	4.28
U.S. dollars	18,779	0.98	15,964	1.33
Others	1,885	1.67	2,454	0.84

Total	$25,213	1.21	$23,054	1.41

a.
The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD's net portfolio position as of June 30, 2008 and June 30, 2007:

In millions of U.S. dollars

	Carrying Value
	2008	2007
Investments—Trading	$25,213	$23,054
Securities purchased under resale agreements	1,385	282
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(3,147)	(193)
Receivable from derivatives
Currency forward contracts	1,666	3,373
Currency swaps	4,174	3,693
Interest rate swaps	17	72

Total	5,857	7,138

Payable for derivatives
Currency forward contracts	(1,703)	(3,375)
Currency swaps	(4,530)	(4,139)
Interest rate swaps	(76)	(13)

Total	(6,309)	(7,527)

Cash held in investment portfolio[a]	28	4
Receivable from investment securities traded	11	81
Payable for investment securities purchased	(30)	(662)

Net Investment Portfolio	$23,008	$22,177

a.
This amount is included in Unrestricted Currencies under Due from Banks on the Balance Sheet.

The following table summarizes the currency composition of IBRD's net investment portfolio after the impact of derivatives at June 30, 2008 and June 30 2007:

In millions of U.S. dollars equivalent

	2008		2007
Currency	Carrying Value	Repricing Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
U.S. dollars	$21,725	0.12	$21,495	0.18
Others	1,283	0.04	682	0.20

Total	$23,008	0.11	$22,177	0.18

a.
The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

NOTE D—LOANS AND GUARANTEES

IBRD's loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2008 loans with variable spread terms and fixed spread terms, (including special development policy loans), were available for new commitments under the IBRD Flexible Loan (IFL), a unified product line created by the consolidation of the Fixed Spread Loans and Variable Spread Loans in February 2008.

A summary of IBRD's outstanding loans by currency and by interest rate characteristics (fixed or adjustable) at June 30, 2008 and June 30, 2007 follows:

In millions of U.S. dollars equivalent

	2008
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total
Multicurrency terms[a]
Amount	$458	$2,666	$333	$1,962	$317	$1,964	$119	$409	$1,227	$7,001	$8,228
Weighted average rate (%)[b]	4.84	6.57	4.74	6.57	5.29	6.62	4.41	6.57	4.89	6.58	6.33
Average Maturity (years)	2.12	2.64	2.16	2.64	1.95	2.26	3.85	2.64	2.26	2.53	2.49
Single currency pool terms
Amount	$—	$845	$—	$4	$163	$3,610	$—	$—	$163	$4,459	$4,622
Weighted average rate (%)[b]	—	5.41	—	1.13	4.21	7.04	—	—	4.21	6.73	6.64
Average Maturity (years)	—	1.84	—	0.92	3.04	2.04	—	—	3.04	2.00	2.04
Variable-spread terms
Amount	$220	$4,381	$—	$150	$3,195	$40,106	$—	$1	$3,415	$44,638	$48,053
Weighted average rate (%)[b]	4.86	5.05	—	1.17	5.99	3.27	—	3.01	5.92	3.44	3.61
Average Maturity (years)	1.84	4.89	—	4.08	1.95	5.09	—	0.98	1.94	5.07	4.84
Fixed-spread terms[c]
Amount	$4,515	$6,002	$15	$234	$6,179	$20,834	$281	$87	$10,990	$27,157	$38,147
Weighted average rate (%)[b]	5.16	5.27	2.35	1.53	5.28	3.43	7.43	8.33	5.28	3.83	4.25
Average maturity (years)	9.30	7.47	8.37	10.84	5.91	7.21	6.13	6.81	7.31	7.30	7.30

Loans Outstanding
Amount	$5,193	$13,894	$348	$2,350	$9,854	$66,514	$400	$497	$15,795	$83,255	$99,050
Weighted average rate (%)[b]	5.12	5.46	4.64	5.72	5.50	3.62	6.53	6.87	5.38	4.01	4.23
Average Maturity (years)	8.35	5.39	2.43	3.55	4.45	5.51	5.45	3.37	5.71	5.42	5.47

Loans Outstanding											$99,050
Less accumulated provision for loan losses and deferred loan income											1,782

Net loans outstanding											$97,268

Note: For footnotes see following page.

In millions of U.S. dollars equivalent

	2007
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total
Multicurrency terms[a]
Amount	$169	$3,481	$126	$2,621	$165	$2,823	$119	$414	$579	$9,339	$9,918
Weighted average rate (%)[b]	5.76	6.01	5.39	6.01	6.94	6.01	5.95	6.01	6.05	6.01	6.01
Average Maturity (years)	1.73	2.85	1.74	2.85	1.38	2.61	3.32	2.85	1.96	2.78	2.73
Single currency pool terms
Amount	$—	$1,263	$—	$7	$—	$5,374	$—	$—	$—	$6,644	$6,644
Weighted average rate (%)[b]	—	4.09	—	0.60	—	6.88	—	—	—	6.35	6.35
Average Maturity (years)	—	1.75	—	1.25	—	2.32	—	—	—	2.21	2.21
Variable-spread terms
Amount	$278	$4,068	$—	$125	$4,540	$40,150	$—	$1	$4,818	$44,344	$49,162
Weighted average rate (%)[b]	5.00	4.40	—	0.83	6.02	5.66	—	2.61	5.97	5.53	5.57
Average Maturity (years)	2.11	5.50	—	4.36	2.37	5.22	—	1.48	2.35	5.24	4.96
Fixed-spread terms
Amount	$3,406	$4,480	$8	$181	$5,935	$17,867	$154	$50	$9,503	$22,578	$32,081
Weighted average rate (%)[b]	5.27	4.61	2.32	1.23	5.33	5.89	9.38	8.29	5.37	5.60	5.53
Average maturity (years)	10.21	8.07	9.36	12.00	6.56	7.48	5.41	7.34	7.85	7.64	7.70

Loans Outstanding
Amount	$3,853	$13,292	$134	$2,934	$10,640	$66,214	$273	$465	$14,900	$82,905	$97,805
Weighted average rate (%)[b]	5.27	4.86	5.21	5.48	5.65	5.84	7.88	6.24	5.59	5.67	5.66
Average Maturity (years)	9.25	5.32	2.18	3.47	4.69	5.48	4.49	3.33	5.85	5.37	5.44

Loans Outstanding											$97,805
Less accumulated provision for loan losses and deferred loan income											2,372

Net loans outstanding											$95,433

a.
Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans.
b.
Excludes effects of any waivers of loan interest.
c.
Includes loans at fair value of $102 million.

The maturity structure of IBRD's loans at June 30, 2008 and June 30, 2007 is as follows:

In millions of U.S. dollars
	2008
Terms/Rate Type	July 1, 2008 through June 30, 2009	July 1, 2009 through June 30, 2013	July 1, 2013 through June 30, 2018	Thereafter	Total
Multicurrency terms
Fixed	$370	$742	$115	$—	$1,227
Adjustable	2,033	4,160	708	100	7,001
Single currency pool terms
Fixed	28	99	36	—	163
Adjustable	1,479	2,747	233	—	4,459
Variable-spread terms
Fixed	1,081	2,216	118	—	3,415
Adjustable	4,486	20,071	15,870	4,211	44,638
Fixed-spread terms[a]
Fixed	330	3,351	5,124	2,185	10,990
Adjustable	790	8,542	11,275	6,550	27,157

All Loans
Fixed	1,809	6,408	5,393	2,185	15,795
Adjustable	8,788	35,520	28,086	10,861	83,255

Total loans outstanding	$10,597	$41,928	$33,479	$13,046	$99,050

a.
Includes loans at fair of $102 million.

In millions of U.S. dollars
	2007
Terms/Rate Type	July 1, 2007 through June 30, 2008	July 1, 2008 through June 30, 2012	July 1, 2012 through June 30, 2017	Thereafter	Total
Multicurrency terms
Fixed	$278	$233	$68	$—	$579
Adjustable	2,360	5,518	1,360	101	9,339
Single currency pool terms
Fixed	—	—	—	—	—
Adjustable	2,126	3,865	653	—	6,644
Variable-spread terms
Fixed	1,252	3,129	437	—	4,818
Adjustable	4,182	19,240	16,379	4,543	44,344
Fixed-spread terms
Fixed	224	2,774	4,278	2,227	9,503
Adjustable	684	6,478	9,474	5,942	22,578

All Loans
Fixed	1,754	6,136	4,783	2,227	14,900
Adjustable	9,352	35,101	27,866	10,586	82,905

Total loans outstanding	$11,106	$41,237	$32,649	$12,813	$97,805

Waivers of Loan Charges

Loans signed before May 16, 2007 are eligible for waivers of a portion of loan charges. Loans signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected not to convert the loans to the terms effective September 27, 2007, are also eligible for waivers. Waivers include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans and are approved annually by the Executive Directors of IBRD.

Loans signed after September 27, 2007 and loan signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected to convert the loans to the terms effective September 27, 2007 are not eligible for waivers. Penalty interest introduced on overdue principal replaces the previous waiver incentive to pay on time.

A summary of applicable waivers of loan charges for the fiscal years ended June 30, 2008 and June 30, 2007, is as follows:

Basis points
	Offered since	2008	2007
Interest waivers
Old loans[a]	1992	5	5
New loans[b]	1999	25	25
Commitment charge waivers	1990	50	50
Front-end fee waivers[c]	2005	100	100	[d]

a.
Loans for which the invitation to negotiate was issued prior to July 31, 1998.

b.
Loans for which the invitation to negotiate was issued on or after July 31, 1998.

c.
On all loans other than special development policy loans.

d.
Applicable to loans presented to the Board between August 7, 2006 and June 30, 2007.

The reduction in net income for the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars
	2008	2007	2006
Interest waivers	$165	$152	$138
Commitment charge waivers	122	132	128
Front-end fee waivers	9	9	2

Total	$296	$293	$268

Guarantees

IBRD has provided partial guarantees of loans syndicated by other financial institutions for projects. In addition, IBRD has also provided partial guarantees of securities issued by an entity eligible for IBRD loans, or in support of programs also financed by IBRD through regular loans. IBRD's partial guarantees of such securities are included in the guarantees amount mentioned below.

Guarantees of $788 million were outstanding at June 30, 2008 ($938 million—June 30, 2007). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. Most of these guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2024.

At June 30, 2008, liabilities related to IBRD's obligations under guarantees of $13 million ($21 million—June 30, 2007), have been included in Accounts Payable and Miscellaneous Liabilities on the Balance

Sheet. These include the accumulated provision for guarantee losses of $6 million ($10 million—June 30, 2007).

During the fiscal year ended June 30, 2008 and June 30, 2007, no guarantees provided by IBRD were called.

Overdue Amounts

At June 30, 2008, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006:

In millions of U.S. dollars
	2008	2007
Recorded investment in nonaccrual loans[a]	$464	$1,070
Accumulated provision for loan losses on nonaccrual loans	232	847
Average recorded investment in nonaccrual loans for the fiscal year[b]	875	1,057
Overdue amounts of nonaccrual loans:	492	1,185
Principal	313	705
Interest and charges	179	480

a.
A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

b.
2006, the average recorded investment in nonaccrual loans was $2,365 million.

In millions of U.S. dollars
	2008	2007	2006
Interest income recognized on loans in nonaccrual status at end of fiscal year	$—	$—	$1
Interest income not recognized as a result of loans being in nonaccrual status	$16	$55	$51

The information relating to one borrowing member with loans or guarantees in nonaccrual status at June 30, 2008 follows:

In millions of U.S. dollars
Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$464	$492	October 2000

On April 2, 2008, Cote d'Ivoire cleared all of its overdue principal, interest and charges due to IBRD. The impact of this event on income from loans for the year ended June 30, 2008 was $90 million, of which $75 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On December 5, 2007, Liberia cleared all of its overdue principal, interest and charges due to IBRD. The impact of this event on income from loans for the year ended June 30, 2008 was $179 million, of which $176 million represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. In line with the change in the loan pricing policy related to overdue interest and charges, the income impact of $179 million was net of a $118 million reduction in overdue interest and charges. Given that interest and charges on loans in nonaccrual status are only included in income to the extent that payments have been received by IBRD, this reduction in overdue interest and charges did not have an impact on previously reported income.

The arrears clearance of the overdue payments by Cote d'Ivoire and Liberia was accomplished using intra-day bridge financing provided by member countries. On the above dates, IDA disbursed development grants to Cote d'Ivoire and Liberia in support of economic and poverty reduction programs. Part of the proceeds of these development grants were used to repay the bridge financing. The development grants were funded by IDA resources other than transfers from IBRD.

During the fiscal year ended June 30, 2007, all loans to, or guaranteed by, Seychelles were restored to accrual status following the clearance of all overdue payments of loan principal, interest and charges due to IBRD by Seychelles. The impact of this event on income from loans for the fiscal year was less than $1 million, the majority of which represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans and guarantees.

Changes to the accumulated provision for losses on loans and guarantees for the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006 are summarized below:

In millions of U.S. dollars
	June 30, 2008	June 30, 2007	June 30, 2006
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$1,942	$2,307	$3,022
Net release of provision for losses on loans and guarantees	(684)	(405)	(724)
Translation adjustment	118	40	9

Accumulated provision for losses on loans and guarantees, end of the fiscal year	$1,376	$1,942	$2,307

Composed of:
Accumulated provision for loan losses	$1,370	$1,932	$2,296
Accumulated provision for guarantee losses	6	10	11

Total	$1,376	$1,942	$2,307

Reported as Follows
	Balance Sheet	Statement of Income
Allowance for Losses on:
Loans	Accumulated Provision for Loan Losses	Release of Provision for Losses on Loans and Guarantees
Guarantees	Accounts Payable and Miscellaneous Liabilities	Release of Provision for Losses on Loans and Guarantees

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPC), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that have demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. In addition, on March 28, 2006, the Executive Directors of IDA approved IDA's participation in the Multilateral Debt Relief Initiative (MDRI). The objective of the MDRI is to provide additional debt relief support to HIPC countries. In determining the adequacy of the accumulated provision for losses on loans and guarantees, IBRD has taken the situation of these countries into consideration, although IBRD has not entered into any commitments to provide debt relief under these initiatives.

Local Currency Lending to IFC

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2008, the loan balance under this facility amounted to $50 million at an interest rate of 3.96%. This loan is not eligible for interest waivers.

NOTE E—BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD initiates swap transactions with a list of authorized counterparties all of which are rated single A or above. Credit limits have been established for each counterparty.

The following table summarizes IBRD's borrowing portfolio at June 30, 2008 and June 30, 2007:

In millions of U.S. dollars
	Principal at Face Value	Net Unamortized Premium (Discount)	Net unrealized (gains) losses[a]	Total	Principal at Face Value	Net Unamortized Premium (Discount)	Net unrealized (gains) losses[a]	Total
	2008				2007
Direct Borrowings	$90,980	$(1,071)	$(2,219)	$87,690	$89,977	$(1,146)	$(1,072)	$87,759
Currency Swap Agreements (Net)	(7,719)	539	1,719	(5,461)	(6,851)	626	59	(6,166)
Interest Rate Swap Agreements (Net)[b,c]	(735)	87	(837)	(1,485)	(601)	123	(13)	(491)

	$82,526	$(445)	$(1,337)	$80,744	$82,525	$(397)	$(1,026)	$81,102

a.
This refers to "net unrealized (gains) losses on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133.
b.
The negative $735 million at June 30, 2008 (negative $601 million—June 30, 2007) represents the net unamortized discount on zero coupon trades.
c.
The net unamortized premium of $87 million at June 30, 2008 (net unamortized premium of $123 million—June 30, 2007), represents the unamortized premium on non zero coupon trades.

The following tables summarize IBRD's borrowing portfolio by currency and product at June 30, 2008 and June 30, 2007:

Borrowings, Currency Swap Agreements and Interest Rate Swap Agreements at June 30, 2008

In millions of U.S. dollars equivalent
	Direct borrowings			Currency swap agreements			Interest rate swap agreements[a]			Net currency obligations
Currency/Rate type	Amount	WAC[b]	Average maturity	Amount payable (receivable)	WAC[b]	Average maturity	Notional amount payable (receivable)	WAC[b]	Average maturity	Amount payable (receivable)	WAC[b]	Average maturity[c]
		(%)	(years)		(%)	(years)		(%)	(years)		(%)	(years)
Euro
Fixed	$8,141	5.60	6.03	$1,530	7.64	6.66	$3,249	5.02	9.85	$12,920	5.70	7.07
				(6,928)	5.28	5.45	(730)	5.18	5.21	(7,658)	5.27	5.43
Adjustable	3,939	4.44	5.77	10,467	4.57	4.23	688	4.90	5.07	15,094	4.55	4.67
				(4,678)	4.50	5.82	(3,249)	5.17	9.85	(7,927)	4.77	7.47
Japanese yen
Fixed	1,939	5.04	5.39	1,086	4.52	3.91	10	1.85	15.04	3,035	4.84	4.89
				(1,383)	4.80	3.98	(337)	1.81	4.54	(1,720)	4.21	4.09
Adjustable	11,729	3.90	23.50	1,502	2.03	18.72	337	0.99	4.54	13,568	3.62	22.50
				(12,711)	3.70	23.58	(10)	0.95	15.04	(12,721)	3.70	23.57
U. S. dollars
Fixed	28,131	4.73	4.48	962	9.85	4.20	12,339	4.88	7.52	41,432	4.89	5.38
				(1,535)	8.82	3.00	(26,914)	4.62	5.16	(28,449)	4.85	5.04
Adjustable	1,920	4.24	4.58	51,021	2.73	8.85	27,404	2.94	5.10	80,345	2.84	7.47
				(12,297)	2.84	6.26	(13,522)	3.47	7.53	(25,819)	3.17	6.92
Others
Fixed	34,503	6.91	4.37	3,920	6.12	6.73	10	9.50	—	38,433	6.83	4.61
				(38,371)	6.80	4.62	—	—	—	(38,371)	6.80	4.62
Adjustable	678	9.20	9.12	273	—	—	(10)	10.47	2.24	941	6.52	6.55
				(577)	9.19	9.11	—	—	—	(577)	9.19	9.11

Total[d]
Fixed	72,714	5.87	4.62	7,498	6.68	5.98	15,608	4.91	8.00	95,820	5.78	5.28
	—	—	—	(48,217)	6.59	4.67	(27,981)	4.60	5.15	(76,198)	5.86	4.85
Adjustable	18,266	4.25	17.15	63,263	3.01	8.28	28,419	2.96	5.10	109,948	3.20	8.93
	—	—	—	(30,263)	3.58	13.52	(16,781)	3.80	7.98	(47,044)	3.66	11.55

Principal at face value	$90,980	5.54	7.14	$(7,719)	24.06	8.49	$(735)	43.16	11.35	$82,526	3.48	6.98

a.
Excludes forward-starting swaps of $9,306 million (mechanism for managing debt overhang in currency pool products).
b.
WAC refers to weighted average cost.
c.
At June 30, 2008, the average repricing period of the net currency obligations for adjustable rate borrowings was less than four months.
d.
May differ from the sum of individual figures due to rounding.

Borrowings, Currency Swap Agreements and Interest Rate Swap Agreements at June 30, 2007

In millions of U.S. dollars equivalent
	Direct borrowings			Currency swap agreements			Interest rate swap agreements[a]			Net currency obligations
Currency/Rate type	Amount	WAC[b]	Average maturity	Amount payable (receivable)	WAC[b]	Average maturity	Notional amount payable (receivable)	WAC[b]	Average maturity	Amount payable (receivable)	WAC[b]	Average maturity
		(%)	(years)		(%)	(years)		(%)	(years)		(%)	(years)
Euro
Fixed	$7,498	5.68	6.55	$951	6.01	8.68	$2,529	5.12	10.52	$10,977	5.58	7.65
				(6,640)	5.39	5.90	(497)	5.36	4.67	(7,137)	5.39	5.81
Adjustable	3,878	5.45	5.74	9,644	4.05	4.07	465	4.24	4.41	13,987	4.44	4.55
				(4,521)	5.47	5.86	(2,529)	4.57	10.52	(7,050)	5.15	7.53
Japanese yen
Fixed	2,581	4.05	4.52	186	4.51	10.74	5	1.84	16.00	2,772	4.08	4.96
				(1,258)	4.75	4.85	(1,004)	2.05	1.34	(2,262)	3.55	3.29
Adjustable	9,352	5.12	23.25	861	2.26	1.81	1,004	0.42	1.34	11,217	4.48	19.65
				(9,662)	4.85	22.22	(5)	1.84	16.00	(9,667)	4.85	22.22
U. S. dollars
Fixed	29,644	5.39	4.94	950	9.88	5.12	13,555	5.04	7.36	44,148	5.38	5.69
				(820)	7.61	3.30	(27,714)	4.70	4.92	(28,533)	4.79	4.87
Adjustable	3,035	4.26	3.25	47,888	5.15	8.44	31,335	5.21	4.53	82,258	5.14	6.76
				(10,728)	5.22	4.32	(17,745)	5.35	6.34	(28,473)	5.30	5.58
Others
Fixed	33,508	6.33	4.86	2,800	6.09	5.70	—	—	—	36,308	6.31	4.92
				(36,082)	6.27	4.94	(187)	7.43	0.44	(36,269)	6.28	4.91
Adjustable	483	7.76	11.54	203	8.98	11.45	187	5.77	0.44	873	7.62	9.14
				(623)	7.82	9.01	—	—	—	(623)	7.82	9.01

Total[d]
Fixed	73,230	5.80	5.05	4,886			16,088			94,204	5.72	5.60
				(44,799)			(29,402)			(74,201)	5.53	4.93
Adjustable	16,747	5.11	15.24	58,597			32,991			108,335	5.00	7.83
				(25,535)			(20,278)			(45,813)	5.22	9.44

Principal at face value	$89,977	5.68	6.95	$(6,851)			$(601)			$82,525	5.55	6.99

a.
Excludes forward-starting swaps of $8,684 million (mechanism for managing debt overhang in currency pool products).
b.
WAC refers to weighted average cost.
c.
At June 30, 2007, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.
d.
May differ from the sum of individual figures due to rounding.

The maturity structure of IBRD's borrowings outstanding at June 30, 2008 and June 30, 2007 is as follows:

In millions of U.S. dollars
Period	2008
July 1, 2008 through June 30, 2009	$25,573
July 1, 2009 through June 30, 2013	29,004
July 1, 2013 through June 30, 2018	14,750
Thereafter	21,653

Total	$90,980

In millions of U.S. dollars
Period	2007
July 1, 2007 through June 30, 2008	$22,853
July 1, 2008 through June 30, 2012	30,183
July 1, 2012 through June 30, 2017	16,142
Thereafter	20,799

Total	$89,977

Line of credit:    During the fiscal year ended June 30, 2008, IBRD maintained a line of credit with an independent financial institution. The facility, totaling $1 billion, was created for the joint benefit of IBRD, IDA and MIGA. The line of credit is used to cover any overnight overdrafts that may occur due to failed trades. The terms of this facility provide for a usage fee on any outstanding balance at the rate of 0.15% per annum and fluctuating interest per annum on the overnight borrowings calculated at 200 basis points above the Federal Funds Rate. In addition, IBRD maintained an intraday overdraft facility of $1 billion with another independent financial institution for the joint benefit of IBRD, IDA and MIGA. The terms of this facility provide for a basic annual overdraft usage fee of $325,000 and a daily overnight borrowing fee calculated at the rate of 12.5 basis points per annum above the provider's monthly average daily effective Federal Funds Rate.

At June 30, 2008 and June 30, 2007, there were no amounts outstanding under these facilities.

NOTE F—DERIVATIVES FOR CLIENT OPERATIONS

Included in Receivable from and Payable for Derivatives on the Balance Sheet are derivatives with Borrowing Countries, Non-Affiliated and Affiliated Organizations.

Borrowing Countries:    These are currency and interest rate swap transactions executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), a AAA-rated organization, under which several transactions have been executed.

Affiliated organizations:    On May 8, 2008 the Executive Directors of IBRD and IDA authorized IBRD to intermediate derivative contracts on behalf of IDA. During the fiscal year ended June 30, 2008, a total of 179 transactions were executed between IBRD and IDA under this arrangement, with notional amounts totaling $8 billion. Concurrently, IBRD entered into offsetting transactions with market counterparties resulting in a net zero exposure for IBRD.

A summary of IBRD's Derivatives for Client Operations at June 30, 2008 and June 30, 2007 is presented below:

In millions of U.S. dollars equivalent
	2008
	Currency swap agreements		Interest rate swap agreements		Net Derivative Asset/Liability
	Amount Receivable (payable)	Average Maturity	Notional Amount Receivable (payable)	Average Maturity	Amount Receivable (payable)	Average Maturity
		(years)		(years)		(years)
U.S. dollars	$4,465	6.15	$2,545	3.05	$7,010	5.02
	(4,487)	6.16	(2,545)	3.05	(7,032)	5.03

	(22)		—		(22)
Other	18,459	4.30	427	5.81	18,886	4.33
	(18,430)	4.29	(427)	5.81	(18,857)	4.32

	29		—		29

Total Receivable	22,924	4.66	2,972	3.44	25,896	4.52
(Payable)	(22,917)	4.66	(2,972)	3.44	(25,889)	4.52
Net unrealized gains (losses)[a]	*		(2)		(1)

Total	$8		$(2)		$6

For footnotes see the table below.

In millions of U.S. dollars equivalent
	2007
	Currency swap agreements		Interest rate swap agreements		Net Derivative Asset/Liability
	Amount Receivable (payable)	Average Maturity	Notional Amount Receivable (payable)	Average Maturity	Amount Receivable (payable)	Average Maturity
		(years)		(years)		(years)
U.S. dollars	$2,346	9.35	$2,051	4.38	$4,397	7.03
	(2,370)	9.36	(2,051)	4.38	(4,421)	7.05

	(24)		—		(24)
Other	2,608	9.37	507	6.63	3,115	8.92
	(2,581)	9.36	(507)	6.63	(3,088)	8.91
	27		—		27

Total Receivable	4,954	9.36	2,558	4.83	7,512	7.82
(Payable)	(4,951)	9.36	(2,558)	4.83	(7,509)	7.82
Net unrealized gains (losses)[a]	*		(1)		(1)

Total	$3		$(1)		$2

a.
This refers to "net unrealized gains (losses) on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133".

*
Indicates amount less than $0.5 million.

NOTE G—OTHER DERIVATIVES

As part of asset/liability management, IBRD has entered into currency and interest rate swap agreements. On December 13, 2007 IBRD's Executive Directors approved the extension of the duration of its equity with the objective of reducing the interest rate sensitivity of IBRD's operating income. IBRD entered into a number of interest rate swaps with a notional value of $35 billion to extend the duration of its equity, using a 10-year ladder repricing profile. A summary of IBRD's other asset/liability derivatives at June 30, 2008 and June 30, 2007 is presented below:

In millions of U.S. dollars equivalent
	2008
	Currency swap agreements			Interest rate swap agreements			Net Derivative Asset/Liability
	Amount Receivable (payable)	Weighted Average Cost	Average Maturity	Notional Amount Receivable (payable)	Weighted Average Cost	Average Maturity	Amount Receivable (payable)	Weighted Average Cost	Average Maturity
		(%)	(years)		(%)	(years)		(%)	(years)
U.S. dollars	$—	—	—	$30,287	—	5.94	$30,287	—	5.94
	(561)	—	9.44	(30,287)	—	5.94	(30,848)	—	6.01
Other	558	—	9.44	9,598	—	8.30	10,156	—	8.37
	—	—	—	(9,598)	—	8.30	(9,598)	—	8.30

Total Receivable	558	—	9.44	39,885	—	6.51	40,443	—	6.55
(Payable)	(561)	—	9.44	(39,885)	—	6.51	(40,446)	—	6.55
Net unrealized gains (losses)[a]	5			(400)			(395)

Total	$2			$(400)			$(398)

a.
This refers to "net unrealized (gains) losses on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133".

In millions of U.S. dollars equivalent
	2007
	Currency swap agreements			Interest rate swap agreements			Net Derivative Asset/Liability
	Amount Receivable (payable)	Weighted Average Cost	Average Maturity	Notional Amount Receivable (payable)	Weighted Average Cost	Average Maturity	Amount Receivable (payable)	Weighted Average Cost	Average Maturity
		(%)	(years)		(%)	(years)		(%)	(years)
U.S. dollars	$—	—	—	$1,250	3.68	1.31	$1,250	3.68	1.31
	(14)	—	2.42	(1,250)	5.43	1.31	(1,264)	5.37	1.32
Other	15	—	2.42	—	—	—	15	—	2.42

Total Receivable	15	—	2.42	1,250	3.68	1.31	1,265	3.63	1.32
(Payable)	(14)	—	2.42	(1,250)	5.43	1.31	(1,264)	5.37	1.32
Net unrealized gains (losses)[a]				(26)			(26)

Total	$1			$(26)			$(25)

a.
This refers to "net unrealized gains (losses) on non-trading derivatives, loans and borrowings measured at fair value, per FAS 133".

NOTE H—CREDIT RISK

Country Credit Risk:    This risk includes potential losses arising from protracted arrears on payments from borrowers for loans, guarantees or related derivatives. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as new pricing loan terms that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectability risk is covered by the accumulated provision for losses on loans and guarantees. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

Commercial Credit Risk:    For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. For details of the collateral received in connection with swap agreements see Note C—Investments.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2008 and June 30, 2007 are given below:

In millions of U.S. dollars
	2008	2007
INVESTMENTS—TRADING PORTFOLIO
Exchange traded Options and Futures[a]
• Notional Long position	$8,610	$7,104
• Notional Short position	5,000	1,956
Currency swaps (including currency forward contracts)
• Credit exposure	137	84
Interest rate swaps and swaptions
• Notional principal	6,392	4,156
• Credit exposure	25	75
CLIENT OPERATIONS
Currency swaps
• Credit exposure	361	80
Interest rate swaps
• Notional principal	2,972	2,534
• Credit exposure	67	13
BORROWING PORTFOLIO
Currency swaps
• Credit exposure	10,817	9,104
Interest rate swaps
• Notional principal	54,068	58,366
• Credit exposure	2,211	1,750
OTHER DERIVATIVES
Interest rate swaps
• Notional principal	39,885	1,250
• Credit exposure	81	—
Currency swaps
• Credit exposure	21	2

a.
Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and futures contracts as of June 30, 2008 and June 30, 2007, are interest rate contracts.

NOTE I—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2005 to June 30, 2008, are summarized below:

In millions of U.S. dollars

	Special Reserve	General Reserve	Pension Reserve	Surplus	Cumulative FAS 133 Adjustments	Unallocated Net Income (Loss)	Total
As of June 30, 2005	$293	$22,222	$955	$448	$(578)	$3,831	$27,171
Net income allocation[a]	—	690	68	(48)	2,511	(3,221)	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(40)	—	40	—
Net loss for the year	—	—	—	—	—	(2,389)	(2,389)

As of June 30, 2006	$293	$22,912	$1,023	$360	$1,933	$(1,739)	$24,782
Adjustment to beginning balance: Cumulative effect of adoption of FAS 155-Note O	—	—	—	—	3,189	—	3,189
Net income allocation[a]	—	1,036	64	140	(3,479)	2,239	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(457)	—	457	—
Net loss for the year	—	—	—	—	—	(140)	(140)

As of June 30, 2007	$293	$23,948	$1,087	$43	$1,643	$817	$27,831
Net income allocation[a]	—	911	51	97	(843)	(216)	—
Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(140)	—	140	—
Net income for the year	—	—	—	—	—	1,491	1,491

As of June 30, 2008	$293	$24,859	$1,138	$—	$800	$2,232	$29,322

a.
Amounts retained as Surplus from net income allocation are approved by the Board of Governors.

b.
A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133 and pension income or expense, as well as Board of Governors-approved transfers.

On September 27, 2007, IBRD's Executive Directors approved the allocation of the net income earned in the fiscal year ended June 30, 2007 to the General Reserve Fund and the Pension Reserve.

On October 22, 2007, IBRD's Board of Governors approved the transfers out of the net income earned in the fiscal year ended June 30, 2007 to IDA, and the amount to be retained as Surplus.

On June 13, 2008, IBRD's Board of Governors approved the transfer of $85 million to the Food Price Crisis Response (FPCR) Trust Fund, out of surplus. In the event that disbursement requests for this trust fund exceed this initial allocation before the Board of Governors approve an additional transfer of $115 million to the trust fund which the Executive Directors recommended on August 7, 2008, IBRD may arrange a short term advance in order to provide temporary funding.

Transfers approved during the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006, and amounts payable for the transfers approved by the Board of Governors at June 30, 2008 and June 30, 2007, are included in the following table:

In millions of U.S. dollars

	Fiscal Years Ended June 30,			Amount Payable at June 30,
Transfers funded from:	2008	2007	2006	2008	2007
Unallocated Net Income:
International Development Association	$600	$500	$400	$—	$70
Heavily Indebted Poor Countries Debt Initiative Trust Fund	—	—	210	—	—

	600	500	610	—	70

Surplus:
International Development Association	—	300	—	—	—
Trust Fund for Gaza and West Bank	55	50	—	—	—
Trust Fund for Earthquake Recovery and Reconstruction in Pakistan	—	—	5	—	—
Low-Income Countries Under Stress (LICUS) Implementation Trust Fund	—	30	25	—	—
National Multi-Donor Trust Fund for Sudan	—	—	5	—	—
Multi-Donor Trust Fund for Southern Sudan	—	—	5	—	—
Trust Fund for Lebanon	—	70	—	—	—
Caribbean Catastrophe Risk Insurance Facility Trust Fund	—	10	—	—	—
Food Price Crisis Response Trust Fund	85	—	—	—	—
Residual amount received upon closure of the Trust Fund for the Federal Republic of Yugoslavia	—	(3)	—	—	—

	140	457	40	—	—

Total	$740	$957	$650	$—	$70

NOTE J—ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative expenses for the fiscal year ended June 30, 2008 are net of the share of administrative expenses allocated to IDA of $888 million ($976 million—June 30, 2007, and $954 million—June 30, 2006). The administrative expenses allocated to IDA are net of fees received for joint administration of certain external funds by IBRD and IDA (Note K- Management of External Funds). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

Contributions to special programs represent grants for agricultural research, and other developmental activities.

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, MIGA, and certain trust funds for services rendered.

For the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006, the amount of fee revenue associated with administrative services is as follows:

In millions of U.S. dollars

	2008	2007	2006
Service fee revenue	$272	$261	$243
Included in these amounts are the following:
Fees charged to IFC	56	45	43
Fees charged to MIGA	8	8	8

At June 30, 2008 and June 30, 2007, IBRD had the following payables to (receivables from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits.

In millions of U.S. dollars

	2008			2007
	Administrative Services	Pension and Other Postretirement Benefits	Total	Administrative Services	Pension and Other Postretirement Benefits	Total
IDA	$340	$(1,091)	$(751)	$(360)	$977	$617
IFC	27	(37)	(10)	(29)	23	(6)
MIGA	2	(2)	—	(3)	1	(2)

	$369	$(1,130)	$(761)	$(392)	$1,001	$609

The payables (receivables) balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Reported as:
Receivable for Administrative Services	Miscellaneous Assets
Payable for Pension and Other Postretirement Benefits	Accounts Payable and Miscellaneous Liabilities

In addition, IBRD also had amounts receivable from and payable to IDA in connection with derivative transactions relating to the swap intermediation services provided by IBRD to IDA. See Note F for more details.

NOTE K—MANAGEMENT OF EXTERNAL FUNDS

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD's funds, nor are they included in the assets of IBRD.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party "executing agency". IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, subject to any restrictions contained in the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

In some trust funds, execution is allocated between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited funds management roles. Funds are held and disbursed in accordance with instructions from donors or, in some cases, external governance structure or body operating on behalf of donors.

The cash and investment assets held in trust by IBRD as administrator and trustee at June 30, 2008 and June 30, 2007 are summarized below:

In millions of U.S. dollars

	Total fiduciary assets
	2008	2007
IBRD-executed	$409	$386
Recipient-executed	1,322	1,411
Financial intermediary funds	8,981	7,161
Execution not yet assigned[a]	2,510	1,503

Total	$13,222	$10,461

a.
These represent assets held in trust for which the agreement as to use the type of execution is to be finalized jointly by the donors and IBRD.

During the fiscal year ended June 30, 2008, IBRD, as an executing agency, disbursed $184 million ($171 million—June 30, 2007) of trust fund program funds.

During the fiscal year ended June 30, 2008, IBRD recognized $21 million ($17 million—June 30, 2007 and $17 million—June 30, 2006) as fees for administering trust funds. These fees have been recorded as Other Income. Fees collected by trust funds from donor contributions but not yet earned by IBRD totaling $71 million at June 30, 2008 ($53 million—June 30, 2007) are included in Other Assets (Miscellaneous) and in Accounts Payable and Miscellaneous Liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations. Under these arrangements, IBRD is responsible for managing investment account assets on behalf of these institutions, and in return receives a quarterly fee based on the average value of the portfolios.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

The fee income from all of these investment management activities is included in service fee revenues described in Note J.

At June 30, 2008, the assets managed under these agreements had a value of $17,767 million ($12,952 million—June 30, 2007). These funds are not included in the assets of IBRD.

NOTE L—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

The United States Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) established a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to qualifying sponsors of retiree health care benefit. The effects of the subsidy and the related disclosures have been reflected in the financial statements.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect IBRD's respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2008, June 30, 2007, and June 30, 2006:

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Benefit Cost
Service cost	$258	$261	$268	$38	$36	$40	$14	$13	$13
Interest cost	611	596	459	82	82	66	15	15	10
Expected return on plan assets	(943)	(823)	(715)	(112)	(94)	(80)	—	—	—
Amortization of prior service cost (credit)	7	7	6	(2)	(2)	(1)	*	*	*
Amortization of unrecognized net loss	—	—	40	4	17	32	3	4	2

Net periodic pension (income) cost	$(67)	$41	$58	$10	$39	$57	$32	$32	$25

of which:
IBRD's share	$(32)	$18	$26	$5	$17	$26	$15	$14	$11
IDA's share	$(35)	$23	$32	$5	$22	$31	$17	$18	$14

*
Indicates amount less than $0.5 million

IDA's share of the net periodic pension income/cost is included as a payable to/receivable from IDA in Miscellaneous Assets and Accounts Payable and Miscellaneous liabilities on the Balance Sheet.

The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses. For the fiscal years ended June 30, 2008, June 30, 2007, and June 30, 2006, expenses (income) for these plans of $3 million, $16 million and $28 million, respectively, were allocated to IFC, and $(2) million, $0.1 million and $2 million, respectively, were allocated to MIGA.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2008, and June 30, 2007. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. The assets of the PEBP are invested in fixed income instruments.

In millions of U.S. dollars
	SRP		RSBP		PEBP
	2008	2007	2008	2007	2008	2007
Projected Benefit Obligations
Beginning of year	$9,998	$9,371	$1,338	$1,273	$249	$234
Service cost	258	261	38	36	14	12
Interest cost	611	596	82	82	15	15
Participant contributions	72	62	12	11	1	1
Retiree drug subsidy received	n.a.	n.a.	2	—	n.a.	n.a.
Plan amendment	3	—	—	—	*	—
Benefits paid	(426)	(387)	(46)	(44)	(22)	(8)
Actuarial loss (gain)	45	95	132	(20)	179	(5)

End of year	10,561	9,998	1,558	1,338	436	249

Fair value of plan assets
Beginning of year	12,307	10,712	1,352	1,124
Participant contributions	72	62	12	11
Actual return on assets	360	1,775	24	199
Employer contributions	101	145	54	62
Benefits paid	(426)	(387)	(46)	(43)

End of year	12,414	12,307	1,396	1,353

Funded status[a]	$1,853	$2,309	$(162)	$15	$(436)	$(249)

Accumulated Benefit Obligations	$8,673	$8,092	$1,558	$1,338	$402	$216

*
Indicates amount less than $0.5 million

a.
Net amount recognized is reported as Assets Under Retirement Benefits Plans under Other Assets, or Liabilities Under Retirement Benefits Plans under Other Liabilities on the Balance Sheet.

The $1,853 million relating to SRP at June 30, 2008 ($2,309 million—June 30, 2007) is included in Assets Under Retirement Benefits Plans on the Balance Sheet. Of this amount, $973 million was attributable to IDA ($884 million—June 30, 2007) and is included in Accounts Payable and Miscellaneous Liabilities on the Balance Sheet.

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to FAS 158 application:

Amounts included in Accumulated Other Comprehensive Income in fiscal year ended June 30, 2008:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial loss	$301	$390	$223	$914
Prior service cost (credit)	44	(4)	3	43

Net amount recognized in Accumulated Other Comprehensive Income	$345	$386	$226	$957

Amounts included in Accumulated Other Comprehensive Income in fiscal year ended June 30, 2007:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial (gain) loss	$(327)	$173	$47	$(107)
Prior service cost (credit)	47	(6)	3	44

Net amount recognized in Accumulated Other Comprehensive Income	$(280)	$167	$50	$(63)

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost in the fiscal year ending June 30, 2009 are as follows:

In millions of U.S. dollars
	SRP	RSBP	PEBP	Total
Net actuarial loss	$—	$21	$20	$41
Prior service cost (credit)	7	(2)	*	5

Amount estimated to be amortized into net periodic benefit cost	$7	$19	$20	$46

*
Indicates amount less than $0.5 million

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2008, June 30, 2007, and June 30, 2006:

Weighted average assumptions used to determine projected benefit obligation

In percent
	SRP			RSBP			PEBP
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Discount rate	6.75	6.25	6.50	6.75	6.25	6.50	6.75	6.25	6.50
Rate of compensation increase	7.00	6.50	6.80
Health care growth rates—at end of fiscal year				7.25	6.80	7.60
Ultimate health care growth rate				5.50	4.75	5.00
Year in which ultimate rate is reached				2016	2012	2012

Weighted average assumptions used to determine net periodic pension cost

In percent
	SRP			RSBP			PEBP
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Discount rate	6.25	6.50	5.25	6.25	6.50	5.25	6.25	6.50	5.25
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	8.25
Rate of compensation increase	6.50	6.80	5.90
Health care growth rates
—at end of fiscal year				6.80	7.60	6.80
—to year 2012 and thereafter				4.75	5.00	4.25

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars
	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$29	$(23)
Effect on postretirement benefit obligation	316	(246)

Investment Strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans. This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. In October 2007, a new strategic asset allocation was approved by the Pension Finance Committee. This resulted in a change to the allocation of fixed income, public equity and alternatives. In addition, three new alternative asset classes were introduced: timber, infrastructure and commodities. The new investment policy is reflected in the table below. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments.

The following table presents the asset allocation at June 30, 2008 and June 30, 2007 and the respective target allocation by asset category for the SRP and RSRP:

In percent
	SRP			RSBP
		% of Plan Assets			% of Plan Assets
	Target Allocation 2008 (%)			Target Allocation 2008 (%)
		2008	2007		2008	2007
Asset Class
Fixed Income	26	33	40	30	30	30
Public Equity	14	23	32	30	27	32
Alternative Investments	60	44	28	40	43	38

Total	100	100	100	100	100	100

Alternative Investments include:
Private Equity	15%	14.8%	10.5%	28%	20%	14.3%
Real Estate	12.5	7.3	5.7	18	6.1	5.0
Hedge Funds & Active Overlay	25	18.5	11.2	23	16.9	18.3
Timber	2.5	0.2	n.a.	n.a.	n.a.	n.a.
Infrastructure	2.5	0.5	n.a.	n.a.	n.a.	n.a.
Commodities	2.5	2.6	n.a.	n.a.	n.a.	n.a.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2008:

In millions of U.S. dollars
		RSBP
	SRP	Before Medicare Part D Subsidy	Medicare Part D Subsidy	PEBP
July 1, 2008–June 30, 2009	$476	$42	$1	$29
July 1, 2009–June 30, 2010	520	46	1	31
July 1, 2010–June 30, 2011	562	51	1	33
July 1, 2011–June 30, 2012	601	57	1	34
July 1, 2012–June 30, 2013	639	63	1	36
July 1, 2013–June 30, 2018	3,786	414	7	206

Expected Contributions

IBRD's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgement on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year beginning July 1, 2008 is $51 million and $55 million, respectively.

NOTE M—SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

For the fiscal year ended June 30, 2008, loans to one country generated in excess of 10 percent of loan income; this amounted to $605 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

The following table presents IBRD's loan outstanding balances and associated loan income, by geographic region, as of and for the fiscal years ended June 30, 2008 and June 30, 2007:

In millions of U.S. dollars
	2008		2007
Region	Loan Income	Loans Outstanding	Loan Income	Loans Outstanding
Africa	$317	$1,169	$41	$1,756
East Asia and Pacific	1,296	23,447	1,446	24,292
Europe and Central Asia	1,386	26,669	1,349	25,276
Latin America and the Caribbean	1,681	31,010	1,856	31,046
Middle East and North Africa	373	7,509	312	6,836
South Asia	441	9,192	459	8,536
Other[a]	3	54	4	63

Total	$5,497	$99,050	$5,467	$97,805

a.
Represents loans to IFC, an affiliated organization.

NOTE N—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. For IBRD, comprehensive income comprises the cumulative effects of a change in accounting principle related to the implementation of FAS 133, currency translation adjustments, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income for the fiscal years ended June 30, 2008, June 30, 2007, and June 30, 2006:

In millions of U.S. dollars
	2008
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Gain (Loss) on Benefit Plans	Unrecognized Prior Service (Costs) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	792	—	(20)	(1,021)	1	(248)

Balance, end of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253

a.
The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

In millions of U.S. dollars
	2007
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Gain (Loss) on Benefit Plans	Unrecognized Prior Service (Costs) Credit on Benefit Plans	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$121	$500	$(464)	$—	$—	$157
Changes from period activity	313	—	(32)	—	—	281
Adjustment to initially apply FAS 158—Note L	—	—	—	107	(44)	63

Balance, end of the fiscal year	$434	$500	$(496)	$107	$(44)	$501

a.
The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

In millions of U.S. dollars
	2006
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	273	—	(4)	269

Balance, end of the fiscal year	$121	$500	$(464)	$157

a.
The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE O—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES, LOANS AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

On July 1, 2000, IBRD adopted FAS 133. This standard requires that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value. IBRD has not defined any qualifying hedging relationships under this standard.

Prior to the adoption of FAS 133, the derivative instruments in the borrowing portfolio were recorded using synthetic accounting. The derivative instruments in the investment portfolio were, and continue to be, recorded at fair value in accordance with the requirements of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Upon adoption of FAS 133, IBRD's net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

The $500 million difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to the initial application of FAS 133, was included in Other Comprehensive Income at the time FAS 133 was implemented. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of FAS 133 were recorded in income at the time of implementation, and were offset by the fair value adjustments on the related derivative instruments. The fair value adjustments on the bonds are being amortized over the remaining lives of the related bonds.

On July 1, 2006, IBRD adopted FAS 155, which amends certain provisions of FAS 133. IBRD elected to apply FAS 155 to all qualifying hybrid debt instruments. Upon adoption of this standard, the difference between the total carrying value of qualifying hybrid debt instruments and their respective fair values amounted to $3,189 million, comprising $3,330 million in gross gains and $141 million in gross losses, determined on an instrument-by-instrument basis. This amount was recognized as a cumulative effect adjustment to beginning retained earnings, as required by the standard.

IBRD provides separate disclosure for the fair value amounts relating to hybrid debt instruments for which it has elected to apply FAS 155. These are reported as Borrowings measured at fair value on the Balance Sheet. In addition, for hybrid loan instruments which qualify under FAS 155, it is IBRD's policy to carry them at fair value.

The following table reflects the components of the effects of applying FAS 133 and FAS 155 for the fiscal years ended June 30, 2008, June 30, 2007, and June 30, 2006.

In millions of U.S. dollars

	2008	2007	2006
Net unrealized (losses) gains on:
Borrowings at fair value	$1,042	$(975)	$267
Non-trading derivatives	(1,082)	133	(3,746)
Loans	*	—	—

Total	$(40)	$(842)	$(3,479)

*
Indicates amount less than $0.5 million

NOTE P—ESTIMATED AND FAIR VALUE DISCLOSURES

The Condensed Balance Sheets below present IBRD's estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2008 and June 30, 2007.

In millions of U.S. dollars

	2008		2007
	Carrying Value	Fair Value*	Carrying Value	Fair Value*
Due from Banks	$834	$834	$765	$765
Investments	26,598	26,598	23,336	23,336
Loans Outstanding	99,050	100,174	97,805	98,516
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(1,782)	(1,782)	(2,372)	(2,372)

Net Loans Outstanding	97,268	98,392	95,433	96,144
Derivatives
Investments	5,857	5,857	7,138	7,138
Client operations	20,269	20,269	4,778	4,778
Borrowings	76,098	76,098	69,507	69,507
Other Asset/Liability	609	609	13	13
Other Assets	6,066	5,778	6,930	6,631

Total Assets	$233,599	$234,435	$207,900	$208,312

Borrowings	$87,690	$89,946	$87,759	$89,484
Derivatives
Investments	6,309	6,309	7,527	7,527
Client operations	20,263	20,263	4,776	4,776
Borrowings	69,152	69,152	62,850	62,850
Other Asset/Liability	1,007	1,007	38	38
Other Liabilities	7,630	7,630	5,154	5,154

Total Liabilities	192,051	194,307	168,104	169,829
Paid in Capital Stock	11,486	11,486	11,486	11,486
Retained Earnings and Other Equity	30,062	28,642	28,310	26,997

Total Equity	41,548	40,128	39,796	38,483

Total Liabilities and Equity	$233,599	$234,435	$207,900	$208,312

*
Except for loans not reported at fair value, which are on an estimated value (current value) basis.

Valuation Methods and Assumptions

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Investments

IBRD's investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Note A).

Net Loans Outstanding

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The current value of loans outstanding incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management's best estimates taking into account market exchange rates and interest rates. The value of loans carried at fair value is determined based on market pricing.

The current value of net loans outstanding also includes IBRD's assessment of the appropriate credit risk, considering its history of collections from borrowers. This is reflected in the accumulated provision for loan losses.

For loans that are reported at fair value the provisions for losses on loans is included in the fair value amount of these loans.

Derivatives Receivable and Derivatives Payable

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Note A).

Borrowings

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

Other Assets and Other Liabilities

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value. The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.

Information Statement
International Bank for Reconstruction
and Development

No person is authorized to give any information or to make any representation not contained in this Information Statement, any supplemental information statement or any prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by IBRD or by any dealer, underwriter or agent of IBRD. Neither this Information Statement nor any supplemental information statement or prospectus constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

The Information Statement contains forward looking statements which may be identified by such terms as "anticipates", "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD's control. Consequently, actual future results could differ materially from those currently anticipated.

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AVAILABILITY OF INFORMATION
SUMMARY INFORMATION As of June 30, 2008, unless otherwise indicated
1. FINANCIAL OVERVIEW
2. BASIS OF REPORTING
3. DEVELOPMENT ACTIVITIES
Figure 1: Commitments including Guarantee Facilities by Region
Figure 2: IBRD Lending Commitments
4. LIQUIDITY MANAGEMENT
5. FUNDING RESOURCES
6. FINANCIAL RISK MANAGEMENT
7. CRITICAL ACCOUNTING POLICIES
8. RESULTS OF OPERATIONS
9. GOVERNANCE
10. RECONCILIATION OF PRIOR YEAR CURRENT VALUE FINANCIAL STATEMENTS TO REPORTED BASIS
16. AUDIT FEES
17. GLOSSARY OF TERMS
TABLE OF CONTENTS